FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: August 24, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

Bank Financial Group

3nd Quarter 2006 • Report to Shareholders • Three and nine months ended July 31, 2006

TD Bank Financial Group Reports Very Strong Third Quarter 2006 Results, Raises Dividend

THIRD QUARTER FINANCIAL HIGHLIGHTS compared with the third quarter a year ago:
•	Reported diluted earnings per share[1] were $1.09, up 88% from $.58
•	Adjusted diluted earnings per share[2] were $1.21, up 16% from $1.04.
•	Reported net income was $796 million, compared with $411 million.
•	Adjusted net income was $886 million, compared with $739 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The third quarter reported diluted earnings per share figures above include the following items of note:
•
Amortization of intangibles of $61 million after-tax (8 cents per share), compared with $91 million after-tax (12 cents per share) in the third quarter last year. The $61 million is net of a related tax benefit in the future tax liability of $24 million due to scheduled reductions in the income tax rate.

•
The impact of hedging relationships accounting guideline (AcG-13) resulting in a loss of $5 million after-tax (1 cent per share), compared with a loss of $12 million after-tax (2 cents per share) in the same quarter last year.

•
The negative impact on the provision for income taxes of the scheduled reductions in the income tax rate, resulting in an offsetting decrease of $24 million (3 cents per share) in the net future tax assets.

All dollar amounts are expressed in Canadian currency unless otherwise noted.

1	Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
2
Adjusted earnings and reported results referenced in this Press Release and Report to Shareholders are explained in detail on page 5 under the “How the Bank Reports” section. Commencing from the first quarter 2006, the items of note include the Bank’s amortization of intangible assets. Previously, the Bank described adjusted earnings as earnings before amortization of intangibles and items of note.

TORONTO, August 24, 2006 - TD Bank Financial Group (TDBFG or the “Bank”) today announced its financial results for the third quarter ended July 31, 2006. Results for the quarter reflect a very strong overall performance driven by broad-based contributions across the Bank. TDBFG also announced an increase in the quarterly dividend of 4 cents to 48 cents, representing an increase of 9% per fully paid common share for the quarter ended October 31, 2006.

    “This quarter clearly shows our focused and consistent strategy is achieving excellent results across our businesses,” said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. “Our ability to continually grow and leverage our domestic retail operations while tracking progress in our U.S. businesses, confirms that our growth strategy is delivering.” Clark also noted that TDBFG’s Tier 1 capital ratio remained strong at 12.1%.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 2

THIRD QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
TD Canada Trust posted an outstanding quarter with earnings up 21% compared with the third quarter last year. Broad-based volume growth across the businesses and enhanced margins drove record earnings this quarter. Key contributions from Business Banking, real estate secured lending and personal deposits led Canadian Personal and Commercial Banking’s ongoing earnings strength.

    “Our Canadian Personal and Commercial Bank generated exceptional results again this quarter by maintaining its focus on operational excellence and delivering superior customer service. This performance is particularly remarkable when you consider the consistency of our earnings in a competitive and mature industry segment,” said Clark. “Our Personal and Commercial teams continue to work hard at targeting further growth opportunities where we believe we’re under-represented such as small business banking, insurance and credit card products, and I’m pleased with the ongoing momentum we’re showing in these areas. Leveraging TD Canada Trust’s award winning web banking offering is just one of many examples of how we’re building core customer relationships that give us the opportunity to deliver an integrated banking experience,” added Clark.

Wealth Management
Wealth Management, including the Bank’s equity share of TD Ameritrade, produced a strong quarter, with a 54% increase in earnings, compared with the third quarter last year. Domestically, the quarter saw continued earnings strength from TD mutual fund sales, discount brokerage trading volumes and the advice-based businesses. TD Waterhouse Canada is on track to complete its goal of adding 130 net new client-facing advisors by the end of calendar 2006.

    TD Ameritrade posted a very strong earnings performance that translated into a net income contribution of $55 million to the Bank’s Wealth Management segment in the quarter. An increase in asset-based revenues for managing client accounts, as well as increased interest rates and spreads led to TD Ameritrade achieving a record quarter. The integration of TD Waterhouse U.S.A continues to progress on schedule.

    “Wealth Management followed up last quarter’s strong earnings with another great quarter,” said Clark. “We’re confident the broad-based progress demonstrated by our diversified wealth offering in Canada will continue to produce future earnings growth, positioning us well if capital markets continue to soften,” added Clark.

U.S. Personal and Commercial Banking
The Bank's U.S. Personal and Commercial Banking segment earned $68 million from TD Banknorth in the third quarter. TD Banknorth continues to experience intense competition for high quality loans and deposits in a challenging U.S. banking environment. However, TD Banknorth’s asset quality remained strong and diligent expense control was exhibited during the quarter.

    As a result of the successful Hudson United Bancorp systems conversion during the quarter, customers at 200 branches in New Jersey, Pennsylvania, Connecticut and the metropolitan New York area were officially introduced to the TD Banknorth network.

    “The underlying quality of TD Banknorth’s earnings demonstrates their ability to maintain a strong position in a competitive and challenging U.S. banking environment,” said Clark. “TD Banknorth remains well positioned for the future and we’re pleased with the ongoing progress of the Hudson integration,” he added.

Wholesale Banking
Wholesale Banking delivered strong earnings in the third quarter defined by broad-based contributions across its businesses, and complemented by robust security gains. Earnings in the quarter increased to $179 million, an increase of 38% compared with adjusted earnings in third quarter of last year.

    “Wholesale Banking’s earnings performance this quarter demonstrates the strength of our ongoing franchise. We reached a major milestone in the third quarter by substantially completing the exit of our global structured products business, repositioning TD Securities to deliver more consistent earnings, with less risk, to better support TDBFG’s strategic objectives,” said Clark.

Conclusion
“This quarter was defined by broad-based business results and outstanding earnings, clearly showing our strategy is working,” said Clark. “By continuing to focus on enhancing our strong domestic retail operations and through the investments made to grow in the U.S., I have every reason to believe we’ll continue to drive good short-term results while solidifying a growth platform that delivers long-term shareholder value,” Clark concluded.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 3

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2006 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The economic assumptions for 2006 for each of our business segments are set out in the 2005 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2006”. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the management discussion and analysis section in other regulatory filings made in Canada and with the SEC, including the Bank’s 2005 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; expanding existing distribution channels; developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts; the Bank’s ability to execute its integration, growth and acquisition strategies, including those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; consolidation in the Canadian financial services sector; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management’s ability to anticipate and manage the risks associated with these factors and execute the Bank’s strategies. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 56 of the Bank’s 2005 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Prior to its release, this document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the “Bank”) for the quarter and the nine months ended July 31, 2006, compared with the corresponding periods. This MD&A should be read in conjunction with our unaudited interim consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2005 Annual Report. This MD&A is dated August 23, 2006. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual or interim consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been restated to conform with the presentation adopted in the current period. Additional information relating to the Bank is on the Bank’s website www.td.com, as well as on SEDAR at www.sedar.com.

FINANCIAL HIGHLIGHTS

(unaudited)
	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(millions of Canadian dollars, except as noted)	2006	2006	2005	2006	2005
Results of operations
Total revenues	$3,288	$3,118	$3,098	$9,810	$8,814
Dilution gain (loss), net	-	(5)	-	1,559	-
Provision for credit losses	109	16	40	239	70
Non-interest expenses	2,147	2,103	2,577	6,540	6,579
Net income - reported	796	738	411	3,841	1,640
Net income - adjusted[1]	886	780	739	2,501	2,096
Economic profit[2]	347	271	258	981	780
Return on common equity	16.8%	16.5%	10.4%	29.0%	15.4%
Return on invested capital[2]	15.7%	14.6%	15.5%	15.7%	16.1%
Financial position
Total assets	$385,845	$388,596	$368,423	$385,845	$368,423
Total risk-weighted assets	139,141	135,763	130,495	139,141	130,495
Total shareholders’ equity	19,427	19,283	15,775	19,427	15,775
Financial ratios - reported (percent)
Efficiency ratio	65.3%	67.6%	83.2%	57.5%	74.6%
Tier 1 capital to risk-weighted assets	12.1	12.1	10.0	12.1	10.0
Tangible common equity as a % of risk-weighted assets	9.1	9.0	7.0	9.1	7.0
Provision for credit losses as a % of net average loans	.26	.04	.10	.20	.07
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.10	$1.02	$.58	$5.34	$2.39
Diluted earnings	1.09	1.01	.58	5.30	2.38
Dividends	.44	.44	.40	1.30	1.16
Book value	26.36	26.24	22.25	26.36	22.25
Closing share price	57.75	62.45	55.90	57.75	55.90
Shares outstanding (millions)
Average basic	719.1	715.7	707.6	715.8	684.9
Average diluted	724.7	722.5	713.4	722.1	690.4
End of period	720.8	718.8	709.0	720.8	709.0
Market capitalization (billions of Canadian dollars)	$41.6	$44.9	$39.6	$41.6	$39.6
Dividend yield	2.9%	2.6%	2.8%	2.8%	2.9%
Dividend payout ratio	40.0%	43.0%	68.9%	24.3%	48.8%
Price to earnings multiple	9.4	11.1	17.0	9.4	17.0
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.22	$1.10	$1.04	$3.49	$3.09
Diluted earnings	1.21	1.09	1.04	3.46	3.07
Dividend payout ratio	35.9%	40.7%	38.3%	37.5%	38.2%
Price to earnings multiple	12.8	14.4	14.0	12.8	14.0

[1] Adjusted earnings and reported results are explained in detail on page 5 under the “How the Bank Reports” section.
[2] Economic profit and return on invested capital are adjusted measures and are explained in detail on page 7 under the “Economic Profit and Return on Invested Capital” section.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; U.S. Personal and Commercial Banking through TD Banknorth; Wealth Management, including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; and Wholesale Banking, including TD Securities. The Bank also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $386 billion in assets, as at July 31, 2006. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and on the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange. Additional information relating to the Bank is on the Bank’s website at www.td.com, as well as on SEDAR at www.sedar.com.

How the Bank Reports
The Bank’s financial results, as presented on pages 21 to 35 of this Report to Shareholders, are prepared in accordance with GAAP. The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes “adjusted” earnings to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted earnings, the Bank removes “items of note”, net of tax, from reported earnings. The items of note are listed in the tables below. The items of note relate to items which management does not believe are indicative of underlying business performance. Commencing the first quarter of 2006, the items of note include the Bank’s amortization of intangible assets which primarily relate to the TD Banknorth acquisition in March 2005 and the Canada Trust acquisition in fiscal 2000. Previously, the Bank described adjusted earnings as earnings before the amortization of intangibles and items of note. The Bank believes that adjusted earnings provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted earnings are different from reported results determined in accordance with GAAP. Adjusted earnings and related terms used in this report are not defined terms under GAAP, and therefore, may not be comparable to similar terms used by other issuers. The tables below provide a reconciliation between the Bank’s adjusted earnings and its reported results.

Operating results - reported (unaudited)
	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Net interest income	$1,623	$1,427	$1,563	$4,657	$4,367
Other income	1,665	1,691	1,535	5,153	4,447
Total revenues	3,288	3,118	3,098	9,810	8,814
Dilution gain (loss), net	-	(5)	-	1,559	-
Provision for credit losses	(109)	(16)	(40)	(239)	(70)
Non-interest expenses	(2,147)	(2,103)	(2,577)	(6,540)	(6,579)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	1,032	994	481	4,590	2,165
Provision for income taxes	(235)	(244)	(12)	(699)	(446)
Non-controlling interests, net of tax	(52)	(47)	(58)	(136)	(79)
Equity in net income of associated company, net of tax	51	35	-	86	-
Net income - reported	796	738	411	3,841	1,640
Preferred dividends	(6)	(6)	-	(17)	-
Net income available to common shareholders - reported	$790	$732	$411	$3,824	$1,640

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 6

Reconciliation of non-GAAP measures[1] (unaudited)
Adjusted net income to reported results
Operating results - adjusted	For the three months ended			For the nine months ended[4]
	July 31	April 30	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Net interest income	$1,623	$1,427	$1,563	$4,657	$4,367
Other income	1,673	1,675	1,599	5,182	4,477
Total revenues	3,296	3,102	3,162	9,839	8,844
Provision for credit losses	(109)	(76)	(82)	(299)	(225)
Non-interest expenses	(2,021)	(1,978)	(2,052)	(6,111)	(5,764)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	1,166	1,048	1,028	3,429	2,855
Provision for income taxes	(283)	(260)	(231)	(871)	(680)
Non-controlling interests, net of tax	(57)	(50)	(58)	(159)	(79)
Equity in net income of associated company, net of tax	60	42	-	102	-
Net income - adjusted	886	780	739	2,501	2,096
Preferred dividends	(6)	(6)	-	(17)	-
Net income available to common shareholders - adjusted	$880	$774	$739	$2,484	$2,096
Items of note affecting net income, net of income taxes
Amortization of intangibles[2]	$(61)	$(86)	$(91)	$(229)	$(268)
Dilution gain on Ameritrade transaction, net of costs	-	(5)	-	1,665	-
Dilution loss on the acquisition of Hudson United by TD Banknorth	-	-	-	(72)	-
Balance sheet restructuring charge in TD Banknorth	-	-	-	(19)	-
Wholesale Banking restructuring charge	-	-	(10)	(35)	(25)
Hedging impact due to AcG-13	(5)	10	(12)	15	10
General allowance release	-	39	-	39	23
Other tax items	(24)	-	30	(24)	30
Non-core portfolio loan loss recoveries (sectoral related)	-	-	23	-	67
Loss on structured derivative portfolios	-	-	(30)	-	(30)
Tax charge related to reorganizations	-	-	-	-	(25)
Litigation charge	-	-	(238)	-	(238)
Total items of note	(90)	(42)	(328)	1,340	(456)
Net income available to common shareholders - reported	$790	$732	$411	$3,824	$1,640

Reconciliation of reported earnings per share (EPS) to adjusted[3] (unaudited)
	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Canadian dollars)	2006	2006	2005	2006	2005
Diluted - reported	$1.09	$1.01	$.58	$5.30	$2.38
Items of note affecting income (as above)	.12	.06	.46	(1.86)	.66
Items of note affecting EPS only[5]	-	.02	-	.02	.03
Diluted - adjusted	$1.21	$1.09	$1.04	$3.46	$3.07
Basic - reported	$1.10	$1.02	$.58	$5.34	$2.39

1.	Certain comparative amounts have been restated to conform to the presentation adopted in the current period.
2.	See additional information in the “Amortization of Intangibles, net of income taxes” table on page 7.
3.
Earnings per share (EPS) is computed by dividing income by the weighted average number of shares outstanding during the period. As a result, the sum of the quarterly EPS figures may not equal year-to-date EPS.

4.
Items of note in addition to those included in the third quarter of 2006 are as follows: first quarter 2005 - amortization of intangibles-$87 million; non-core portfolio loan loss recoveries (sectoral related)-$20 million; hedging impact due to AcG-13-($11) million; and $23 million relating to general allowance release; first quarter 2006 - amortization of intangibles-$82 million; dilution gain of $1.67 billion (U.S.$1.45 billion) on the Ameritrade transaction net of costs; dilution loss of $72 million on the acquisition of Hudson United Bancorp by TD Banknorth; the Bank’s share of TD Banknorth’s balance sheet restructuring charge of $19 million (U.S.$16 million); restructuring charge in connection with the previously announced decision to reposition the Bank’s global structured products businesses of $35 million; the impact of hedging relationships accounting guideline (AcG-13) resulting in a gain of $10 million; second quarter 2005 - amortization of intangibles-$90 million; restructuring charge in connection with the Bank’s global structured products businesses of $15 million; the impact of hedging relationships accounting guideline (AcG-13) resulting in a gain of $33 million; other tax items related to an internal restructuring tax charge of $25 million; non-core portfolio loss recoveriers-$24 million; second quarter 2006 - amortization of intangibles-$86 million; a reduction to the TD Ameritrade dilution gain of $5 million; the impact of hedging relationships accounting guideline (AcG-13) resulting in a gain of $10 million; general loss provision release-$39 million; third quarter 2005 - amortization of intangibles - $91 million; restructuring charge of $10 million in connection with the repositioning of the Bank’s global structured products in Wholesale Banking; the impact of hedging relationships accounting guideline (AcG-13) resulting in a loss of $12 million; a tax benefit of $30 million as a result of a higher tax rate applied to the future tax asset related to specific provisions; specific non-core portfolio loan loss recoveries (sectoral related) of $23 million; loss of $30 million on exiting a portfolio within the global structured products businesses in Wholesale Banking; and a contingent litigation reserve of $238 million related to Enron.

5.
Second quarter 2006 - one-time adjustment for the impact of TD Ameritrade earnings, due to the one month lag between fiscal quarter ends. The results of the Bank include its equity share in TD Ameritrade from January 25, 2006 to March 31, 2006. As a result of the one month lag, the impact on earnings per share was approximately 2 cents per share. Second quarter 2005 - adjustment for the impact of TD Banknorth earnings, due to the one month lag between fiscal quarter ends. Only one month of TD Banknorth earnings were included in the third quarter while two months of funding costs and share issuance affected the quarter.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 7

Amortization of Intangibles, net of income taxes (unaudited)
	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2006	2005	2006	2005
TD Canada Trust	$31	$60	$72	$155	$234
TD Banknorth Reported amortization of intangibles	21	17	15	52	20
Less: non-controlling interest	4	3	1	8	1
Net amortization of intangibles	17	14	14	44	19
TD Ameritrade (included in equity in net income of associated company)	9	7	-	16	-
Other	4	5	5	14	15
Amortization of intangibles, net of income taxes[1]	$61	$86	$91	$229	$268

[1]	Amortization of intangibles is included in the Corporate segment.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are not defined terms under GAAP. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, return on invested capital and adjusted net income. Adjusted earnings and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Adjusted Net Income
	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Average common equity	$18,692	$18,183	$15,693	$17,650	$14,255
Average cumulative goodwill/intangible assets amortized, net of income taxes	3,578	3,511	3,259	3,506	3,168
Average invested capital	$22,270	$21,694	$18,952	$21,156	$17,423
Rate charged for invested capital	9.5%	9.5%	10.1%	9.5%	10.1%
Charge for invested capital	$(533)	$(503)	$(481)	$(1,503)	$(1,316)
Net income available to common shareholders - reported	790	732	411	3,824	1,640
Items of note impacting income, net of income taxes	90	42	328	(1,340)	456
Net income available to common shareholders - adjusted	880	774	739	2,484	2,096
Economic profit	$347	$271	$258	$981	$780
Return on invested capital	15.7%	14.6%	15.5%	15.7%	16.1%

Significant Events and Acquisitions in 2006
Acquisition of VFC Inc.
On April 19, 2006, the Bank acquired 90.2% of the issued and outstanding common shares of VFC Inc. (VFC), a leading provider of automotive purchase financing and consumer instalment loans, for approximately $294 million, paid in cash and common shares of the Bank in the amounts of $224 million and $70 million, respectively. On May 15, 2006, the Bank acquired the remaining 9.8% of the shares of VFC for approximately $32 million in cash and Bank shares, resulting in a total purchase consideration of $328 million, including acquisition costs of $2 million.
The acquisition was accounted for by the purchase method. VFC’s results are reported in the Canadian Personal and Commercial Banking segment. The acquisition of VFC by the Bank contributed $36 million of cash and cash equivalents, $435 million of loans, $245 million of goodwill and intangibles, $6 million of other assets, $325 million of secured debt and $18 million of other liabilities to the Bank’s interim consolidated balance sheet. The excess of the total purchase consideration paid over the fair value of the identifiable net assets acquired has been allocated entirely to goodwill. The Bank is in the process of valuing certain intangible assets and, therefore, the allocation of the purchase price is subject to finalization. Goodwill arising from the acquisition is not amortized but assessed for impairment on at least an annual basis.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 8

TD Banknorth
Hudson United Bancorp
On January 31, 2006, TD Banknorth completed the acquisition of Hudson United Bancorp (Hudson) for total consideration of $2.2 billion (U.S.$1.9 billion), consisting of cash consideration of $1,073 million (U.S.$941.8 million) and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank. TD Banknorth consolidates the financial results of Hudson. The transaction resulted in a dilution loss for the Bank of $72 million, which was recognized in the first quarter of 2006. The acquisition of Hudson by TD Banknorth contributed $6.0 billion of personal/business loans and mortgages, $3.2 billion of securities, $1.9 billion of goodwill and intangibles, $.8 billion of other assets, $8.4 billion of deposits and $3.5 billion of other liabilities to the Bank’s interim consolidated balance sheet. The allocation of purchase price is subject to finalization.

Increase in ownership in TD Banknorth
During the nine months ended July 31, 2006, TD Banknorth repurchased 8.5 million of its own shares for $290 million (U.S.$255 million) and the Bank acquired .8 million additional shares of TD Banknorth for $27 million (U.S.$23 million) in the course of open-market purchases. The Bank began reinvesting in TD Banknorth’s dividend reinvestment program in November 2005 and, as of July 31, 2006, had acquired a total of approximately 2.5 million shares of TD Banknorth pursuant to the program. As of July 31, 2006, the Bank’s ownership interest in TD Banknorth was 56.5%, an increase from 55.5% as at October 31, 2005.

Interchange Financial Services Corporation
On April 13, 2006, TD Banknorth announced an agreement to acquire Interchange Financial Services Corporation (Interchange), for U.S.$480.6 million cash consideration. The deal is expected to close in TD Banknorth’s first calendar quarter of 2007 and is subject to regulatory approvals and Interchange shareholders’ approval.
The cash for the transaction will be financed primarily through TD Banknorth's sale of approximately 13 million of its common shares to the Bank at a price of US$31.17 per share, for a total of approximately US$405 million. On a pro forma basis, the Bank’s percentage ownership of TD Banknorth will increase to approximately 58.9% after giving effect to the transaction.

TD Waterhouse U.S.A. and Ameritrade
On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A., at a fair market value of $2.69 billion to Ameritrade Holding Corporation in exchange for a 32.5% ownership in the combined legal entity operating under the name “TD Ameritrade”. The transaction resulted in a net dilution gain on sale of U.S.$1.45 billion ($1.67 billion) after-tax during the three months ended January 31, 2006 ($1.64 billion pre-tax). There was a reduction to the TD Ameritrade dilution gain of $5 million due to final adjustments to the purchase and sale price during the three months ended April 30, 2006.
On acquisition, the Bank’s investment in TD Ameritrade less the Bank’s share of TD Ameritrade’s net book value was approximately $3.7 billion and consists primarily of intangibles (approximately $930 million) and goodwill.
The Bank reports its investment in TD Ameritrade using the equity method of accounting. The fiscal periods of the Bank and TD Ameritrade are not coterminus. The Bank’s equity share of TD Ameritrade’s results for TD Ameritrade’s calendar quarter end date has been reported in the Bank’s results for the fiscal quarter. The Bank translated its investment in TD Ameritrade at June 30, 2006 using the exchange rate on that date.
In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade’s Canadian brokerage operations for $77 million (U.S.$67 million) cash consideration, which consisted primarily of intangibles and goodwill.
On February 22, 2006, the Bank announced that it had committed to purchase at least 15 million shares of TD Ameritrade by August 22, 2006 pursuant to one or more stock trading plans in accordance with Rule 10b5-1 under the U.S. Securities Exchange Act and that all purchases would be made in the open market, including through block trades, in compliance with Rule 10b-18 under the U.S. Securities Exchange Act. Under these plans, the Bank acquired 44.4 million additional shares of TD Ameritrade for $933 million (U.S.$831 million), which resulted in the Bank’s ownership interest in TD Ameritrade increasing from 32.5% to 39.5% as at July 31, 2006.

See Note 13 for more details of acquisitions and dispositions.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 9

FINANCIAL RESULTS OVERVIEW

Performance Summary
The following is an analysis of the Bank’s performance on an adjusted basis for the third quarter of 2006 against the shareholder indicators the Bank included in the 2005 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purpose of this analysis, the Bank utilizes adjusted earnings, which exclude items of note from the reported results that are prepared in accordance with Canadian GAAP. Adjusted earnings and reported results are explained in detail on page 5 under the “How the Bank Reports” section.
Economic profit increased by $89 million or 34%, from a year ago.
The total shareholder return was 6.4% for the twelve months ended July 31, 2006. This result was driven by the appreciation of the Bank’s share price as the closing price of $57.75 on July 31, 2006 was $1.85 higher than a year earlier, and dividends paid.
Adjusted diluted earnings per share was up 16% from a year ago. The increase was the result of strong earnings across our businesses.
Revenue growth exceeded expense growth for the Bank.
Adjusted return on risk-weighted assets was 2.5%, compared with 2.3% a year ago.

Net Income
Year-over-year comparison
Reported net income for the quarter was $796 million, up $385 million or 94%, from the third quarter of last year. The increase reflected strong results across our businesses and the fact that a $238 million after-tax contingent litigation reserve related to Enron was recognized in the same quarter last year. Adjusted net income for the quarter was $886 million, up $147 million or 20%, from the same quarter a year ago.

Prior quarter comparison
Reported net income for the quarter increased by $58 million or 8%, from the prior quarter, primarily due to strong performance from across our businesses. Adjusted net income for the quarter increased by $106 million, or 14%, compared with the prior quarter.

Year-to-date comparison
Reported net income for the nine months ended July 31, 2006 increased by $2,201 million or 134%, from the same period of last year, primarily due to the dilution gain of $1.665 billion recorded on the transaction with TD Ameritrade in the first quarter of 2006. The remaining growth was due to the inclusion of TD Banknorth’s results and strong results across our businesses and the fact that the contingent litigation reserve related to Enron was recognized in the same period last year. Adjusted net income for the nine months ended July 31, 2006 was up $405 million or 19%, from the same period of last year.

Net Interest Income
Year-over-year comparison
Net interest income was $1,623 million for the quarter, an increase of $60 million or 4%, compared with the same quarter last year. Average earning assets totalled $314 billion, up $12 billion or 4%. The net interest margin as a percentage of average earning assets did not change from 2.05% a year ago.
Net interest income in TD Banknorth increased $34 million, or 11%, primarily due to the acquisition of Hudson. Net interest income in Canadian Personal and Commercial Banking increased $166 million, or 15%, largely driven by volume growth across most banking products, particularly in real estate secured lending, core banking, business deposits and credit cards, as well as improvement in margins. The acquisition of VFC also contributed to the increase. Offsetting these increases was a decrease of $99 million, or 59%, in net interest income in Wealth Management, primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade. Net interest income in Wholesale Banking decreased by $37 million, or 23% (on a taxable equivalent basis), largely due to reduced trading-related net interest income in the equity derivatives portfolio.

Prior quarter comparison
Net interest income for the quarter increased by $196 million, or 14%, from the prior quarter. Average earning assets were 1% lower compared with the prior quarter. The net interest margin as a percentage of average earning assets improved by 21 basis points. Net interest income in Canadian Personal and Commercial Banking increased by $113 million, or 10%, primarily due to volume increase, higher margins, (particularly in core banking) and the acquisition of VFC. U.S. Personal and Commercial Banking rose by $15 million, or 5%, due to the acquisition of Hudson. Net interest income in Wholesale Banking increased by $51 million, or 67% (on a taxable equivalent basis), largely due to higher trading-related net interest income within the interest rate and credit portfolios.

Year-to-date comparison
Net interest income for the nine months ended July 31, 2006 was up $290 million, or 7%, compared with the same period last year. The increase in net interest income was primarily a result of full period inclusion of TD Banknorth results, which contributed $953 million to total net interest income in the current period, compared with $407 million in the prior period. Net interest income in Canadian Personal and Commercial Banking increased $371 million, or 12%, mainly due to volume growth in real estate secured lending, core banking, business deposits and credit cards, and higher margins. The increase also includes VFC. These increases were partially offset by a decrease of $160 million, or 34%, in net interest income in Wealth Management, mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade. Net interest income in Wholesale Banking decreased by $402 million, or 54% (on a taxable equivalent basis), primarily due to reduced trading-related net interest income within the equity and credit businesses.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 10

Other Income
Year-over-year comparison
Reported other income for the quarter increased by $130 million, or 8%, from the same quarter last year to $1,665 million, mainly driven by increases in trading revenues, net investment securities gains and card services. There was also growth in service charges, credit fees, insurance revenue and foreign exchange - non trading. These increases were partially offset by lower discount brokerage revenues due to the sale of TD Waterhouse U.S.A. to Ameritrade and lower loan securitization revenues. TD Banknorth contributed $142 million to other income this quarter. Adjusted other income amounted to $1,673 million for the quarter, up $74 million, or 5%, from the third quarter of last year.
Investment and securities services revenues were $500 million, down $76 million, or 13%, compared with the same quarter last year. Self-directed brokerage fees decreased by $97 million, or 49%, primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade. Capital market fee revenue (which includes revenues from mergers and acquisitions, underwriting, and equity sales commissions) increased by $20 million, or 24%, mainly due to increased equity sales commissions and advisory fees. Investment management fees increased by $9 million, or 24%, due to continued growth in customer assets. Mutual fund management fees have declined by $10 million, or 6%, from the same quarter last year due to the sale of TD Waterhouse U.S.A. to Ameritrade, however, the decline was partially offset by higher domestic managed assets.
    Trading revenues were $160 million, up $80 million, or 100%, from the same quarter last year. Trading-related income (which is the total of trading income reported in other income and net interest income on trading positions reported in net interest income) increased by $12 million, or 9%, compared with the same quarter last year, which included a $46 million loss associated with exiting a portfolio within the global structured products businesses. The increase was partially offset by weaker trading in interest rate portfolios.
    Insurance revenues, net of claims, increased by $13 million, or 6%, compared with the same quarter last year, primarily due to increased penetration of existing domestic customers and better loss and claims experience.
    Service charges increased by $23 million, or 10%, primarily due to an increase in domestic branch revenues and the inclusion of Hudson results.
    Securitization income decreased by $16 million, or 16%, due to lower gains on sales of residential mortgage and credit card loans compared with the same quarter last year.
    Card services increased by $22 million, or 27%, largely due to increased credit card volume.
    Net investment securities gains were $113 million, up $46 million, or 69%, compared with the same quarter last year primarily due to strong gains in the equity investment portfolio.

Prior quarter comparison
Reported other income for the quarter decreased by $26 million, or 2%, from the prior quarter, primarily due to lower investment and securities services revenues and trading income. There were gains in credit fees, net investment securities gains, service charges, loan securitization, card services, insurance revenue and foreign exchange - non-trading. Adjusted other income for the quarter decreased by $2 million or .1% from the prior quarter.
Investment and securities services revenues were down $32 million, or 6%, compared with prior quarter. Self-directed brokerage fees decreased by $32 million, or 24%, primarily due lower average trades per day and lower commissions per trade. Capital market fee revenue increased by $6 million, or 6%, mainly due to higher advisory fees. Investment management fees increased by $4 million, or 9%, due to growth in customer assets. Full service brokerage revenues decreased by $10 million, or 13%, from the prior quarter, primarily due to lower trading volumes as a result of slower equity markets.
Trading revenues were down $87 million, or 35%, from the prior quarter. Trading-related income decreased by $28 million, or 16%, primarily due to weaker trading in equity and energy portfolios.
Insurance revenues, net of claims, increased by $2 million, or 1%, compared with prior quarter, primarily due to continued organic growth and improved claims experience.
Service charges increased by $30 million, or 14%, largely reflecting an increase in domestic branch revenues.  Securitization income increased by $13 million, or 18%.
Card services increased by $17 million, or 20%, largely due to increased volume.
Net investment securities gains were up $31 million, or 38%, compared with prior quarter due to strong gains in the equity investment portfolio.

Year-to-date comparison
Reported other income for the nine months ended July 31, 2006 increased by $706 million, or 16%, from the same period last year to $5,153 million, mainly driven by increases in net investment securities gains, trading income, service charges, credit services, insurance revenue and foreign exchange - non-trading. These increases were partially offset by lower investment and securities services revenues due to the sale of TD Waterhouse U.S.A. to Ameritrade and lower loan securitization revenues. Adjusted other income amounted to $5,182 million for the nine months ended July 31, 2006, up $705 million, or 16%, from the same period of last year.
Investment and securities services revenues were down $109 million, or 6%, compared with the same period last year as self-directed brokerage fees decreased by $194 million, or 30%, primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade. Capital market fee revenue increased by $26 million, or 9%, mainly due to increased equity sales commissions. Investment management fees increased by $33 million, or 30% and full service broker revenues increased by $6 million, or 3%, from the same period last year primarily due to solid growth in assets under management and assets under administration respectively. Mutual fund management fees increased by $8 million, or 2% from the same period last year due to higher domestic managed assets.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 11

Trading revenues were up $464 million, or 197%, from the same period last year. Trading-related income increased by $38 million, or 6%, primarily due to improved trading in equity, energy and foreign exchange portfolios, offset by weaker trading in interest rate portfolios. The same period of last year included the $46 million loss associated with exiting a portfolio within the global structured products businesses.
Insurance revenues, net of claims, increased by $66 million, or 11%, compared with prior year due to reasons previously discussed.
Service charges increased by $123 million, or 22%, largely reflecting the inclusion of full period TD Banknorth results, the inclusion of Hudson results and an increase in domestic branch revenues.
Securitization income decreased by $45 million, or 15%, due to lower gains on sales of residential mortgage and credit card loans compared with the same period last year.
Card services increased by $76 million, or 39%, largely due to the inclusion of full period results of TD Banknorth and increased volume.
Net investment securities gains were up $52 million, or 31%, compared with the same period last year reflecting gains in the equity investment portfolio.

Provision for Credit Losses
Year-over-year comparison
During the quarter, the Bank recorded a provision for credit losses of $109 million, an increase of $69 million from the same quarter last year, primarily due to higher net specific provisions recorded during the quarter. Further, a $42 million recovery in the non-core lending portfolio for amounts previously provided for under sectoral provisions was recognized in the third quarter of prior year.

Prior quarter comparison
Provision for credit losses for the quarter was up $93 million, from $16 million in the prior quarter, primarily due to the $60 million general loan loss provision release in the prior quarter and a $34 million increase in net specific provisions in the current quarter, and provision for credit losses relating to VFC.

Year-to-date comparison
Provision for credit losses for the nine months ended July 31, 2006 increased $169 million over the same period of the prior year. The increase was primarily attributable to a $120 million recovery in the non-core lending portfolio related to amounts previously provided for under sectoral provisions that did not recur and higher net provision for credit losses recorded during the current year. The increase was partially offset by a higher release of the general loan loss provision.

Provision for Credit Losses
	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Net new specifics (net of reversals)	$140	$106	$114	$397	$292
Recoveries	(33)	(32)	(54)	(96)	(163)
Provision for credit losses - specifics	107	74	60	301	129
Change in general allowance
TD Bank	-	(60)	-	(60)	(35)
VFC	9	-	-	9	-
TD Banknorth	(7)	2	(20)	(11)	(24)
Total	$109	$16	$40	$239	$70

Non-Interest Expenses and Efficiency Ratio
Year-over-year comparison
Reported expenses for the quarter were $2,147 million, a decrease of $430 million, or 17%, from the same quarter last year, mainly reflecting the $365 million ($238 million after-tax) contingent litigation reserve related to Enron recognized in the third quarter of prior year which did not recur, expenses of $212 million related to TD Waterhouse U.S.A. incurred in the third quarter of last year which did not recur due to the sale of TD Waterhouse U.S.A. to Ameritrade, and lower brokerage-related fees, occupancy, restructuring costs and equipment costs. These decreases were partially offset by higher salaries and employee benefits, professional and advisory services and marketing and business development. Adjusted expenses were $2,021 million for the quarter, down $31 million, or 2%, from the third quarter of last year.
    Reported efficiency ratio decreased to 65.3% from 83.2% in the same quarter last year. The Bank’s adjusted efficiency ratio was 61.3%, compared with 64.9% a year ago.

Prior quarter comparison
Reported non-interest expenses for the quarter were up $44 million, or 2%, compared with $2,103 million last quarter, primarily due to higher marketing and business development expenses, equipment, professional advisory services and salaries and employee benefits. Adjusted expenses for the quarter increased by $43 million, or 2% from the prior quarter.
    Reported efficiency ratio was 65.3%, compared with 67.6% in the prior quarter. The Bank’s adjusted efficiency ratio was 61.3%, compared with 63.8% in the prior quarter.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 12

Year-to-date comparison
Reported non-interest expenses for the nine months ended July 31, 2006 were down $39 million, or 1%, compared with $6,579 million in the same period of last year, mainly reflecting the contingent litigation reserve related to Enron recognized in the same period of last year which did not recur, expenses related to TD Waterhouse U.S.A. incurred in the same period of last year which did not recur due to the sale of TD Waterhouse U.S.A. to Ameritrade, and lower brokerage-related fees, partially offset by higher salaries and employee benefits, and professional advisory services. Adjusted expenses for the nine months ended July 31, 2006 increased by $347 million, or 6% from the same period of the prior year.
    Reported efficiency ratio decreased to 57.5% from 74.6%. The Bank’s adjusted efficiency ratio decreased to 62.1% from 65.2%.

Taxes
As discussed in the ”How the Bank Reports” section, the Bank adjusts its reported earnings to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

    The general trend to reducing corporate taxes continued in the quarter. The federal government legislated tax reductions which are implemented in a phased manner through 2010. Indicated below are the statutory income tax rates and income taxes reconciled to the effective income tax rates and provisions for income taxes that the Bank has recorded in the Consolidated Statement of Income.

Taxes
	For the three months ended						For the nine months ended
		July 31		April 30		July 31		July 31		July 31
(millions of Canadian dollars)		2006		2006		2005		2006		2005
Income taxes at Canadian statutory income tax rate	$362	35.0%	$347	34.9%	$169	35.0%	$1,605	35.0%	$758	35.0%
Increase (decrease) resulting from:
Dividends received	(58)	(5.6)	(53)	(5.3)	(55)	(11.4)	(172)	(3.8)	(171)	(7.9)
Rate differentials on international operations	(73)	(7.0)	(45)	(4.5)	(90)	(18.7)	(171)	(3.7)	(188)	(8.7)
Federal large corporations tax	(8)	(.8)	2.2		4.9		(4)	(.1)	9.4
Items related to dilution gains and losses	-	-	2.2		-	-	(582)	(12.7)	25	1.2
Future tax rate reduction - future tax assets	24	2.3	-	-	-	-	24.5		-	-
Future tax rate reduction - intangibles	(24)	(2.3)	-	-	-	-	(24)	(.5)	-	-
Other - net	12	1.2	(9)	(1.0)	(16)	(3.3)	23.5		13.6
Provision for income taxes and effective income tax rate -reported	$235	22.8%	$244	24.5%	$12	2.5%	$699	15.2%	$446	20.6%

Certain comparative amounts have been restated.

Reconciliation of non-GAAP provision for income taxes
	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Provision for income taxes - reported	$235	$244	$12	$699	$446
Increase (decrease) resulting from items of note:	-	-	-	-	-
Amortization of intangibles	69	43	52	158	143
Dilution gain on Ameritrade, net of costs	-	-	-	34	-
Balance sheet restructuring charge in TD Banknorth	-	-	-	18	-
Wholesale Banking restructuring charge	-	-	5	15	12
Hedging impact due to AcG-13	3	(6)	6	(8)	(7)
Tax charges related to reorganizations	-	-	-	-	(25)
Other tax items	(24)	-	30	(24)	30
Loss on structured derivative portfolio	-	-	16	-	16
Litigation charge	-	-	129	-	130
Non-core loan loss recoveries (sectoral related)	-	-	(19)	-	(53)
General allowance release	-	(21)	-	(21)	(12)
Tax effect - items of note	48	16	219	172	234
Provision for income taxes - adjusted	$283	$260	$231	$871	$680

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 13

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management, including TD Ameritrade. Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking in Canada, as well as the Bank’s global insurance operations (excluding the U.S.). Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on adjusted earnings where applicable, and for those segments the Bank notes that the measure is adjusted. For further details see the “How the Bank Reports” section on page 5. For information concerning the Bank’s measures of economic profit and return on invested capital, see page 7. Segmented information also appears in Note 12 on page 31.
Net interest income, primarily within Wholesale Banking, is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected primarily in the Wholesale Banking segment’s results is eliminated in the Corporate segment.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the third quarter was $524 million, an increase of $90 million, or 21%, from the same quarter last year and an increase of $59 million, or 13%, from the previous quarter. For the nine months ended July 31, 2006, net income was $1,465 million, an increase of $206 million, or 16%, from the same period in the previous year. The annualized return on invested capital increased to 26% this quarter, compared with 23% a year ago and improved 1% from the previous quarter. On a year-to-date basis, the return on invested capital was 25%, up 2% from the previous year. Economic profit grew by $88 million, or 33%, compared with the same quarter last year and increased by $47 million, or 15%, compared with the previous quarter. On a year-to-date basis, economic profit was $975 million, an increase of $210 million, or 27%, from the previous year.
Revenue grew by $235 million, or 14%, compared with the same quarter last year and increased by $158 million, or 9%, from last quarter. On a year-to-date basis, total revenue increased $530 million, or 11%. Volume growth across most banking products accounted for a significant portion of both the quarter-over-quarter and year-over-year growth in revenue. Net interest income also increased from margin improvements, predominantly in personal deposits, benefiting from the rising interest rate environment. Margin on average earning assets increased by 16 basis points (bps) from 2.92% to 3.08% when compared with the same quarter last year, and increased 10 bps when compared with the last quarter. The inclusion of VFC added 5 bps to this quarter. Growth in personal and business deposits and credit fee income also contributed significantly to both quarter-over-quarter and year-over-year growth.
Compared with the same quarter last year, real estate secured lending volume (including securitizations) grew by $11 billion or 10%, personal deposit volume grew by $4 billion or 5% and consumer loans grew by $1 billion or 6%. Business deposits grew by $3 billion or 11% and business loans and acceptances increased by $1 billion or 7%. Gross originated insurance premiums grew by $65 million, or 11%. As of May 2006, personal deposit market share was 21.5%, up 0.1% compared with last year and unchanged from last quarter. Personal lending market share was 20.2%, down 0.2% from last year but unchanged from last quarter. Small business lending (credit limits of less than $250,000) market share as of March 2006 was 17.6%, up 1.7% from last year and up 0.3% from the previous quarter.
Whereas the full time equivalent (FTE) staffing levels increased by 328, or 1%, as compared with the same quarter last year, predominantly due to the addition of VFC, expenses increased by $83 million, or 9%, compared with the same quarter last year and $45 million, or 5%, from the previous quarter. On a year-to-date basis, expenses increased by $213 million, or 8%. Higher employee compensation, higher volume-related business expenses and continued investment in infrastructure were the main factors contributing to the expense increases. A 5% positive spread between revenue and expense growth resulted in a 2.5% improvement in the efficiency ratio from the same quarter last year to 53.9% on a year-to-date basis, the efficiency ratio stands at 54.8%, 1.6% lower than last year.
Provision for credit losses for the quarter increased by $14 million, or 16%, compared with the same quarter last year and $26 million, or 33%, from the previous quarter. On a year-to-date basis, provision for credit losses increased by $5 million, or 2%. Personal provision for credit losses of $99 million was $10 million higher from the same quarter last year, primarily due to the inclusion of VFC beginning this quarter. Business banking provision for credit losses increased $3 million relative to the same quarter last year on lower net reversals and recoveries this quarter. Annualized provision for credit losses as a percentage of credit volume was 0.25%, an increase of 0.01% from the same quarter last year, primarily due to the impact of VFC.
The outlook for net interest income and fee growth remains strong for both personal and business banking products. Provisions for credit losses on both personal and business banking loans, as well as insurance claims losses, are expected to increase moderately going forward. Expense growth is expected to remain comparable with the quarter, in line with our business strategy and growth expectations, reflecting continued investments in systems development, infrastructure and marketing efforts. A positive gap between revenue growth and expense growth is expected to support continuing double-digit earnings growth in the near term.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 14

U.S. Personal and Commercial Banking
The U.S. Personal and Commercial Banking segment was established March 1, 2005, as a result of the acquisition of a majority interest in TD Banknorth. The results of TD Banknorth are on a one-month lag basis. On January 31, 2006, TD Banknorth closed on the acquisition of Hudson United Bancorp (Hudson) for approximately $2.2 billion (U.S. $1.9 billion) in stock and cash. At January 31, 2006, Hudson had 200 banking offices located in four North-eastern States, total loans of approximately $6 billion and total deposits of approximately $8 billion.
U.S. Personal and Commercial Banking net income for the third quarter was $68 million, the annualized return on invested capital was 4.6% and the economic loss was $65 million. Net income declined slightly from the third quarter of 2005 as the additional income provided from the Hudson acquisition was more than offset by increased merger/restructuring charges, margin compression, a stronger Canadian dollar relative to the U.S. dollar, and non-recurring derivatives income recorded in the third quarter of 2005. Net income increased by $9 million over the prior quarter due to the additional month of Hudson’s results included this quarter and lower restructuring costs.
    Total revenues were $484 million, compared with total revenues of $449 million in last year’s third quarter and $461 million in the prior quarter. Total revenues increased largely due to the acquisition of Hudson. The margin on average earning assets was 4.07%, compared with 3.83% in the prior quarter, an increase of 24 basis points, primarily due to a balance sheet restructuring program completed in March 2006 under which approximately $2.8 billion (U.S.$2.5 billion) of fixed rate investment securities were sold with the proceeds used to pay down short-term borrowings. The margin on average earning assets declined by 5 basis points from 4.12% for the third quarter of 2005.
    Provision for credit losses was $10 million, up slightly from the last several quarters, and reflects continued strong asset quality. Net impaired loans increased by $5 million over the second quarter; net impaired loans as a percentage of total loans and leases was 0.34% at the end of the third quarter, compared with 0.35% at the end of the third quarter of last year and 0.31% at the end of the prior quarter.
  Expenses were $284 million, level with the prior quarter as the increased operating expenses related to the Hudson acquisition were offset by lower merger and restructuring charges and a stronger Canadian dollar relative to the U.S. dollar. The average FTE staffing level was 9,129 for the quarter, compared with 8,581 in the previous quarter; this increase was due largely to Hudson. The efficiency ratio, before amortization of intangibles, was 58.7%. Excluding merger related and restructuring charges, the efficiency ratio was 55.2%. The efficiency ratio, before amortization of intangibles was 55.7% for the third quarter of last year and 61.6% for the prior quarter. Excluding merger related and restructuring charges, the efficiency ratio was 54.3% for the third quarter of last year and 56.6% for the prior quarter.
Segment management is now focused on stabilizing net interest income, the continued integration and development of the Hudson franchise, and organic growth of loans and deposits. Net interest income is expected to continue to be under pressure from intense competition. The various operating systems of Hudson were successfully converted to TD Banknorth systems in May 2006 and the Hudson name change is also largely complete. As a result of the successful conversion, together with a significant marketing and branding effort launched in May 2006, revenue growth from the Hudson region is expected to accelerate. Investments in infrastructure and increased marketing in the Hudson region will partially offset the expected cost savings resulting from the conversion of the Hudson systems.
On April 13, 2006, TD Banknorth announced that it had entered into a definitive agreement to acquire Interchange for approximately U.S. $480 million in cash. Interchange has 30 bank branches in New Jersey. The acquisition, which is subject to the approval of Interchange shareholders, as well as regulatory approvals, is anticipated to close early in calendar 2007.

Wholesale Banking
Wholesale Banking reported net income of $179 million in the third quarter, $89 million higher than the third quarter of last year and $39 million higher than in the previous quarter. On an adjusted basis, net income this quarter was $179 million, $49 million higher than the third quarter of last year and $39 million higher than the previous quarter. For the nine months ended July 31, 2006, reported and adjusted net income was up $102 million, or 27%, and $82 million, or 19%, respectively, from the same period in the prior year. The annualized return on invested capital for the quarter was 29%, compared with 20% in the same quarter of last year and 25% in the prior quarter. On a year-to-date basis, the return on invested capital was 30%, up 7% from the previous year. Economic profit was $109 million in the quarter, compared with $44 million in the same quarter of last year and $75 million last quarter. On a year-to-date basis, economic profit was $316 million, an increase of $125 million, or 65% from the previous year.
Adjusted net income in the third quarter last year excluded the impact of a $10 million after-tax restructuring charge ($15 million before tax) and a $30 million after-tax loss on exiting a structured derivatives portfolio ($46 million before tax). These noted adjustments relate to the repositioning of the global structured products businesses, which was announced in 2005. Repositioning of the global structured products businesses was substantially complete as at July 31, 2006. There are no items of note affecting earnings in the current quarter.
Wholesale Banking revenue is derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $583 million, compared with $443 million in the same quarter last year and $534 million last quarter. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation and execution services. Capital markets revenue increased from the same quarter last year on strong equity sales commissions and an increase in advisory revenue. Trading-related revenue was higher this quarter compared with the same quarter last year, which included a $46 million loss associated with exiting a portfolio within the global structured products businesses. The increase in capital markets revenue from last quarter is attributable to strong equity sales commissions, partially offset by lower energy and equity trading revenue due to difficult equity markets. The equity investment portfolio delivered very strong security gains compared with the same quarter last year and with the previous quarter. Corporate lending revenues were up slightly on an increase in credit exposure. On a year-to-date basis, total revenue was up $161 million, or 10%.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 15

Provision for credit losses comprises allowances for credit losses and accrual costs for credit protection. The change in the market value of the credit protection, in excess of the accrued cost, is reported in the Corporate segment. Provisions for credit losses were $15 million in the quarter, compared with $13 million in the same quarter of last year and $11 million last quarter. The current provision relates primarily to the cost of credit protection.
Wholesale Banking continues to proactively manage its credit risk and currently holds $2.8 billion in notional credit default swap protection, a decrease of $0.8 billion from the same quarter last year, largely a result of rebalancing within the protection portfolio coupled with strengthening of the Canadian dollar relative to the U.S. dollar, as most of the protection is denominated in U.S. currency. Notional credit default swap decreased by $0.1 billion from last quarter, which mainly related to rebalancing within the portfolio.
Adjusted expenses were $303 million, an increase of $7 million, or 2%, compared with the same quarter last year, primarily due to higher variable compensation reflecting stronger performance. Expenses were $18 million, or 6%, lower than last quarter, largely attributable to a reduction of severance costs. On a year-to-date basis, expenses increased by $26 million, or 3%, compared with the same period in the prior year.
Overall, the Wholesale Bank had a strong quarter, driven by very strong security gains and a solid broad-based performance in other businesses, and has substantially completed the repositioning of the global structured products businesses. The solid performance of the domestic franchise and other trading businesses reinforces management’s confidence in its strategy to grow this portion of the business while continuing to prudently manage the Wholesale Bank’s market, credit, and operational risk profile.

Wealth Management
Wealth Management’s net income for the third quarter of 2006 was $152 million, an increase of $53 million, or 54% from the same quarter last year while remaining flat quarter over quarter. On a year-to-date basis, net income was $442 million, an increase of $146 million, or 49% from the previous year. The increase in net income for the quarter included $55 million share in equity of TD Ameritrade, compared with net income from TD Waterhouse U.S.A. of $26 million in the third quarter of 2005, which did not recur due to the sale of TD Waterhouse U.S.A. to Ameritrade on January 24, 2006. The increase in net income for the nine months ended July 31, 2006 included $94 million share in equity of TD Ameritrade, compared with net income from TD Waterhouse U.S.A. of $57 million in the same period last year, which did not recur due to the sale of TD Waterhouse U.S.A. to Ameritrade. The return on invested capital for the quarter was 18%, up 3% from the same quarter last year and down 8% from the previous quarter. For the nine months ended July 31, 2006, the return on invested capital was 21%, up 6% from the previous year. Economic profit for the quarter was $59 million, an increase of $40 million, or over 100%, year over year and a decrease of $31 million, or 34%, compared with the prior quarter. On a year-to-date basis, economic profit was $213 million, an increase of $155 million, or over 100%, from the previous year.
Total revenue for the quarter was $492 million a decrease of $183 million, or 27%, from the same quarter last year and $30 million, or 6%, from the prior quarter. On a year-to-date basis, total revenue decreased $268 million, or 13%, from the prior year. The decline in total revenue included $249 million in the third quarter of last year and $734 million in the nine months ended July 31, 2005, which did not recur due to the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by stronger results in the domestic businesses. Domestically, interest revenue grew due to higher margin balances. Other revenue growth in domestic Wealth Management was as a result of higher transaction revenue and higher mutual fund fees due to asset growth.
Expenses were $344 million in the third quarter, a decrease of $187 million, or 35%, compared with the same quarter last year and $5 million, or 1%, compared to the prior quarter. On a year-to-date basis, total expenses of $1.2 billion declined by $351 million, or 22%, from the prior year. The decline in expenses included $212 million in the third quarter of last year and $634 million in the nine months ended July 31, 2005, which did not recur as a result of the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by increases in domestic discount brokerage and advice-based and investment management businesses. The domestic increases resulted from higher payments by Mutual Funds as a result of growth in assets under management, higher sales force compensation due to growth in the advice-based businesses and higher clearing costs. The efficiency ratio improved by 9%, from the same quarter last year.
Assets under management of $143 billion at July 31, 2006 increased $13 billion or 10% from October 31, 2005 due to market growth, strong sales of mutual funds and growth in institutional assets. Assets under administration totalled $153 billion at the end of the quarter, decreasing $162 billion or 51% from October 31, 2005 due to the sale of TD Waterhouse U.S.A. to Ameritrade. This was partially offset by significant growth in domestic assets due to the addition of new assets in all businesses combined with market appreciation.
While the outlook for future growth in Wealth Management remains strong, the next few quarters may be negatively affected by a combination of volatile energy and equity markets, and the recent turmoil in the Middle East, which may dampen investor confidence in the markets.

Wealth Management
	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Canadian Wealth	$97	$113	$73	$311	$239
TD Ameritrade / TD Waterhouse U.S.A.	55	39	26	131	57
Net income	$152	$152	$99	$442	$296

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 16

Corporate
Corporate segment results for the quarter reflected a reported net loss of $127 million and an adjusted loss of $37 million. Included in the reported results are the amortization of intangibles of $126 million ($61 million after-tax) and the negative impact of the scheduled reductions in the income tax rate, resulting in a decrease of $24 million in the future tax assets. Also included in the results are a loss of $8 million ($5 million after-tax) relating to the adoption of the hedging relationships accounting guideline (AcG-13) that requires the Bank to mark-to-market the value of credit protection on the corporate loan portfolio among other economic hedges, and unallocated Corporate segment costs, including costs in support of the Bank’s first ever U.S. advertising campaign.
The results for the same quarter of prior year reflected a reported net loss of $282 million and adjusted net income of $6 million. Items of note in the comparable period of last year included a $365 million ($238 million after-tax) contingent litigation reserve related to Enron, amortization of intangibles of $145 million ($91 million after-tax) and a charge of $18 million ($12 million after-tax) due to the impact of the hedging relationships accounting guideline (AcG-13). Also included in the results was income of $42 million ($23 million after-tax) in the non-core lending portfolio that related to the recovery of amounts previously provided for under sectoral provisions in U.S. subsidiaries and a $30 million tax benefit relating to a change in tax rates due to the relocation of Houston business operations. Adjusted net income decreased by $43 million compared with the same quarter last year primarily due to securitization losses and increased unallocated corporate expenses.
The prior quarter reported net loss was $78 million and adjusted net loss was $36 million. Results included the amortization of intangibles of $125 million ($86 million after-tax), a general allowance release of $60 million ($39 million after-tax) and a $16 million ($10 million after-tax) gain relating to the impact of the hedging relationships accounting guideline (AcG-13). On an adjusted basis, quarter-over-quarter results were flat.
For the nine months ended July 31, 2006, the Corporate segment reported net income of $1,278 million and an adjusted net loss of $116 million. Year-to-date reported results included items of note outlined above, as well as a $1,665 million after-tax dilution gain on the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by a $72 million after-tax dilution loss related to the acquisition of Hudson by TD Banknorth in the first quarter of 2006.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 17

BALANCE SHEET REVIEW

Total assets were $386 billion as at July 31, 2006, $21 billion higher than at October 31, 2005. The increase in assets was partially driven by the acquisition of Hudson by TD Banknorth, which added $12 billion of assets to the TD Banknorth balance sheet as at January 31, 2006. Trading securities increased by $8 billion within Wholesale Banking from October 31, 2005 while investment securities remained relatively flat. Business and government loans increased by $5 billion, compared with October 31, 2005, mainly as a result of the Hudson acquisition. Personal loans, including securitizations, were $74 billion, an increase of $2 billion from October 31, 2005, primarily due to the inclusion of Hudson, partially offset by the sale of TD Waterhouse U.S.A. in the first quarter 2006. Residential mortgages, including securitizations, were $69 billion, an increase of $1 billion from October 31, 2005. Bank-originated securitized assets not included on the balance sheet amounted to $25 billion, compared with $24 billion as at October 31, 2005.
Total deposits were $256 billion at the end of the quarter, an increase of $9 billion from October 31, 2005, which was primarily a result of the inclusion of Hudson. Personal term deposits increased by $6 billion, primarily due to organic growth in the Bank’s retail businesses as well as the acquisition of Hudson. Growth in personal non-term deposits was relatively flat this quarter, compared with October 31, 2005 as organic growth and the inclusion of Hudson results was offset by the sale of TD Waterhouse U.S.A. in the first quarter of 2006. Obligations related to securities sold short under repurchase agreements increased by $8 billion from October 31, 2005, primarily due to funding a higher level of assets within Wholesale Banking.
The Bank enters into structured transactions on behalf of clients which results in assets recorded on the Bank’s interim consolidated balance sheet for which market risk has been transferred to third parties via total return swaps. As at July 31, 2006, assets under such arrangements amounted to $16 billion, compared with $14 billion as at October 31, 2005. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $4 billion as at July 31, 2006, compared with $5 billion at October 31, 2005. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is maintained.

CREDIT PORTFOLIO QUALITY

Gross impaired loans were $357 million at July 31, 2006, $8 million higher than at October 31, 2005. Net impaired loans totalled $(922) million, compared with $(928) million in the same quarter last year and $(942) million in the previous quarter.
The total allowance for credit losses of $1,279 million at the end of the quarter was comprised of total specific allowances of $142 million and a general allowance of $1,137 million. Specific allowances decreased by $11 million from October 31, 2005, mainly due to winding down of the non-core loan portfolio. General allowance for credit losses at the end of the quarter was down by $3 million, compared with October 31, 2005, as general allowance arising on acquisition of Hudson was partially offset by a general allowance release of $60 million in the prior quarter. The Bank establishes general allowances to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Changes in Gross Impaired Loans and Acceptances
	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Balance at beginning of period	$349	$365	$482	$349	$537
Additions	206	214	200	683	570
Return to performing status, repaid or sold	(58)	(97)	(103)	(250)	(396)
Arising on acquisition of TD Banknorth	-	-	-	-	86
Write-offs	(137)	(130)	(125)	(419)	(349)
Foreign exchange and other adjustments	(3)	(3)	(2)	(6)	4
Balance at end of period	$357	$349	$452	$357	$452

Allowance for Credit Losses
	As at
	July 31	April 30	July 31
(millions of Canadian dollars)	2006	2006	2005
Specific allowance	$142	$135	$237
General allowance	1,137	1,156	1,143
Total allowance for credit losses	$1,279	$1,291	$1,380

Total net impaired loans	$(922)	$(942)	$(928)
Net impaired loans as a percentage of net loans	(.6)%	(.6)%	(.6)%
Provision for credit losses as a percentage of net average loans	.26	.04	.10

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 18

CAPITAL POSITION

The Bank’s capital ratios are calculated using the guidelines of the Office of the Superintendent of Financial Institutions (OSFI). As at July 31, 2006, the Bank’s Tier 1 capital ratio was 12.1%, compared with 10.1% at October 31, 2005 and 10.0% at July 31, 2005. The Bank's overall Tier 1 capital was up $3.7 billion from $13.1 billion at both October 31, 2005 and July 31, 2005. The increase in the Tier 1 capital ratio from October 31, 2005 was partially the result of the TD Ameritrade transaction, including the dilution gain of $1,665 million, as well as strong earnings throughout fiscal 2006 year to date. Risk weighted assets were up $9 billion from October 31, 2005, primarily due to TD Banknorth's acquisition of Hudson partially offset by the sale of TD Waterhouse U.S.A. The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet and periodic issuance of capital generating securities.
During the prior quarter, the Bank issued $500 of million medium-term notes, and during the third quarter of 2006, the Bank redeemed $800 million of medium-term notes constituting subordinated indebtedness pursuant to its medium-term note program, which qualify as Tier 2B regulatory capital.

Capital Structure and Ratios - reported
	As at
	July 31	Oct. 31	July 31
(billions of Canadian dollars)	2006	2005	2005
Tier 1 capital	$16.8	$13.1	$13.1
Tier 1 capital ratio	12.1%	10.1%	10.0%
Total capital	$18.3	$17.2	$17.1
Total capital ratio	13.2%	13.2%	13.3%
Risk-weighted assets	$139.1	$130.0	$130.5
Tangible common equity	$12.7	$9.6	$9.1
Tangible common equity as a percentage of risk-weighted assets	9.1%	7.4%	7.0%

MANAGING RISK

Interest Rate Risk
The objective of interest rate risk management for the non-trading portfolio is to ensure that stable and predictable earnings are realized over time. In this context, the Bank has adopted a disciplined hedging approach to profitably manage its asset and liability positions, including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:
•    minimizing the impact of interest rate risk on net interest income and economic value within Canadian Personal and Commercial Banking; and
•    measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.
The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2006, an immediate and sustained 100 basis point increase in rates would have decreased the economic value of shareholders’ equity by $14 million after-tax or .1%. An immediate and sustained 100 basis point decrease in rates would have decreased the economic value of shareholders’ equity by $42 million after-tax or .2%.

Liquidity Risk
The Bank holds a sufficient amount of liquidity to fund its obligations as they become due under normal operating conditions as well as under a base case stress scenario that defines the minimum amount of liquidity that must be held at all times. The surplus liquid asset position is defined as total available liquid assets, less the Bank’s total maturing wholesale funding, potential non-wholesale deposit run-off and contingent liabilities, measured at a number of points in time up to and including 90 days forward. As at July 31, 2006, the Bank’s consolidated surplus liquid asset position, on a cumulative basis, up to 90 days forward, was $21.4 billion, compared with a consolidated surplus liquid asset position of $23.6 billion on October 31, 2005. The Bank ensures that funding obligations are fulfilled by managing its cash flows and holding highly liquid assets that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program, including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Market Risk
The Bank manages market risk in its trading books by using several key controls. The Bank’s market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and sensitivity to various market risk factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded, on average, more than once in 100 days. It is also the basis for regulatory capital for market risk. The following table presents average and end-of-quarter general market risk VaR usage for the three and nine months ended July 31, 2006, as well as average VaR for the three and nine months ended July 31, 2005. For the three and nine months ended July 31, 2006, net daily capital markets revenues were positive for 86.36% and 89.23% of the trading days, respectively. Losses in the third quarter never exceeded the Bank’s statistically predicted VaR for the total of the Bank’s trading-related businesses.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 19

Value at Risk Usage
	For the three months ended			For the nine months ended
	July 31, 2006	July 31, 2006	July 31, 2005	July 31, 2006	July 31, 2005
(millions of Canadian dollars)	As at	Average	Average	Average	Average
Interest rate risk	$6.5	$8.5	$8.0	$9.1	$8.2
Equity risk	7.0	6.1	5.3	5.4	5.7
Foreign exchange risk	3.8	2.2	2.1	2.2	2.5
Commodity risk	1.6	2.0	.8	1.4	1.1
Diversification effect	(6.0)	(8.7)	($7.1)	(7.8)	(8.1)
General Market Value at Risk	$12.9	$10.1	$9.1	$10.3	$9.4

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results
	For the three months ended
		2006				2005		2004
(millions of Canadian dollars)	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$1,623	$1,427	$1,607	$1,641	$1,563	$1,393	$1,411	$1,435
Other income	1,665	1,691	1,797	1,442	1,535	1,517	1,395	1,118
Total revenues	3,288	3,118	3,404	3,083	3,098	2,910	2,806	2,553
Provision for (reversal of) credit losses	109	16	114	(15)	40	20	10	(73)
Dilution gain, net	-	(5)	1,564	-	-	-	-	-
Non-interest expenses	2,147	2,103	2,290	2,203	2,577	2,057	1,945	1,904
Provision for income taxes	235	244	220	253	12	213	221	127
Non-controlling interests	52	47	37	53	58	21	-	-
Equity in net income of associated company, net of tax	51	35	-	-	-	-	-	-
Net income - reported	796	738	2,307	589	411	599	630	595
Adjustments for items of note, net of taxes	90	42	(1,472)	176	328	73	55	2
Net income - adjusted	886	780	835	765	739	672	685	597
Preferred dividends	6	6	5	-	-	-	-	-
Net income available to common shareholders - adjusted	$880	$774	$830	$765	$739	$672	$685	$597

(Canadian dollars)
Basic earnings per share
- reported	1.10	$1.02	$3.23	$.83	$.58	$.87	$.96	$.91
- adjusted	1.22	1.10	1.16	1.08	1.04	1.00	1.04	.91
Diluted earnings per share
- reported	1.09	1.01	3.20	.82	.58	.86	.95	.90
- adjusted	1.21	1.09	1.15	1.06	1.04	1.00	1.04	.91
Return on common shareholders’ equity	16.8%	16.5%	55.4%	14.8%	10.4%	17.2%	19.5%	19.1%

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 20

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited interim consolidated financial statements, as presented on pages 21 to 35 of this Report to Shareholders, have been prepared in accordance with GAAP. These consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2005. The accounting policies used in the preparation of these consolidated financial statements are consistent with those used in the Bank’s October 31, 2005 audited consolidated financial statements.

Critical Accounting Policies and Estimates
The critical accounting policies and estimates remain unchanged from those disclosed in the Bank’s 2005 Annual Report.

Changes in Significant Accounting Policies and Estimates
There were no new significant accounting policies adopted during the quarter for purposes of preparing the Bank’s financial statements under Canadian GAAP.

Future Changes in Accounting Policies and Estimates
The Canadian Institute of Chartered Accountants (CICA) has issued three new accounting standards - Financial Instruments - Recognition and Measurement, Hedges and Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning in fiscal 2007.
See Note 1 of the Bank’s 2005 Annual Report for more details of future accounting and reporting changes.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 21

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
	As at
	July 31	Oct. 31
(millions of Canadian dollars)	2006	2005
ASSETS
Cash and due from banks	$1,958	$1,673
Interest-bearing deposits with banks	10,236	11,745
	12,194	13,418
Securities
Investment	43,542	42,321
Trading	73,733	65,775
	117,275	108,096
Securities purchased under reverse repurchase agreements	27,854	26,375
Loans
Residential mortgages	51,767	52,740
Consumer instalment and other personal	63,995	62,754
Credit card	4,419	2,998
Business and government	39,844	35,044
	160,025	153,536
Allowance for credit losses (Note 3)	(1,279)	(1,293)
Loans (net of allowance for credit losses)	158,746	152,243
Other
Customers’ liability under acceptances	7,244	5,989
Investment in TD Ameritrade (Note 13(c))	4,284	-
Trading derivatives’ market revaluation	32,308	33,651
Goodwill	7,411	6,518
Other intangibles	2,007	2,124
Land, buildings and equipment	1,865	1,801
Other assets	14,657	14,995
	69,776	65,078
Total assets	$385,845	$365,210

LIABILITIES
Deposits
Personal	$137,492	$131,783
Banks	17,855	11,505
Business and government	100,440	103,693
	255,787	246,981
Other
Acceptances	7,244	5,989
Obligations related to securities sold short	24,153	24,406
Obligations related to securities sold under repurchase agreements	19,431	11,284
Trading derivatives’ market revaluation	33,380	33,498
Other liabilities	15,285	18,545
	99,493	93,722
Subordinated notes and debentures (Note 6)	6,915	5,138
Liabilities for preferred shares and capital trust securities (Note 7)	1,794	1,795
Non-controlling interests in subsidiaries	2,429	1,708
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: 720.8 and 711.8) (Note 8)	6,353	5,872
Preferred shares (millions of shares issued and outstanding: 17.0 and nil) (Note 8)	425	-
Contributed surplus	56	40
Foreign currency translation adjustments	(951)	(696)
Retained earnings	13,544	10,650
	19,427	15,866
Total liabilities and shareholders’ equity	$385,845	$365,210

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 22

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2005	2006	2005
Interest income
Loans	$2,862	$2,269	$7,828	$5,994
Securities
Dividends	193	205	605	702
Interest	865	717	2,678	2,320
Deposits with banks	70	109	228	309
	3,990	3,300	11,339	9,325
Interest expense
Deposits	1,836	1,388	5,124	3,719
Subordinated notes and debentures	107	82	292	244
Preferred shares and capital trust securities	28	37	95	100
Other liabilities	396	230	1,171	895
	2,367	1,737	6,682	4,958
Net interest income	1,623	1,563	4,657	4,367
Other income
Investment and securities services	500	576	1,674	1,783
Trading income	160	80	699	235
Insurance, net of claims	230	217	682	616
Service charges	250	227	691	568
Loan securitizations (Note 4)	85	101	249	294
Credit fees	93	76	261	259
Card services	103	81	270	194
Trust fees	33	33	99	78
Net investment securities gains	113	67	218	166
Other	98	77	310	254
	1,665	1,535	5,153	4,447
Total revenues	3,288	3,098	9,810	8,814
Provision for credit losses (Note 3)	109	40	239	70
Dilution gain, net (Note 13 (c))	-	-	1,559	-
Non-interest expenses
Salaries and employee benefits	1,102	1,082	3,369	3,092
Occupancy, including depreciation	176	191	514	503
Equipment, including depreciation	150	159	435	438
Amortization of other intangibles	126	143	379	411
Restructuring costs	-	15	50	37
Marketing and business development	127	123	356	353
Brokerage related fees	37	56	129	171
Professional and advisory services	138	117	369	339
Communications	50	55	147	150
Other	241	636	792	1,085
	2,147	2,577	6,540	6,579
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	1,032	481	4,590	2,165
Provision for income taxes	235	12	699	446
	797	469	3,891	1,719
Non-controlling interests in subsidiaries, net of tax	52	58	136	79
Equity in net income of associated company, net of tax (Note 13(c))	51	-	86	-
Net income	796	411	3,841	1,640
Preferred dividends	6	-	17	-
Net income available to common shareholders	$790	$411	$3,824	$1,640

Average number of common shares outstanding (millions)
Basic	719.1	707.6	715.8	684.9
Diluted	724.7	713.4	722.1	690.4
Earnings per share (in dollars)
Basic	$1.10	$.58	$5.34	$2.39
Diluted	1.09	.58	5.30	2.38
Dividends per share (in dollars)	.44	.40	1.30	1.16

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 23

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
	For the nine months ended
	July 31	July 31
(millions of Canadian dollars)	2006	2005
Common shares
Balance at beginning of period	$5,872	$3,373
Proceeds from shares issued on exercise of options	93	94
Proceeds from shares issued as a result of dividend reinvestment plan	302	276
Impact of shares sold in Wholesale Banking	16	13
Issued on acquisition of TD Banknorth	-	1,988
Issued on acquisition of VFC (Note 13 (a))	70	-
Balance at end of period	6,353	5,744
Preferred Shares
Proceeds from share issues (Note 8)	425	-
Balance at end of period	425	-
Contributed surplus
Balance at beginning of period	40	20
Stock options (Note 9)	16	16
Balance at end of period	56	36
Foreign currency translation adjustments
Balance at beginning of period	(696)	(265)
Foreign exchange losses from investments in subsidiaries and other items	(691)	(90)
Impact of reduction in investment in TD Waterhouse U.S.A. (Note 13 (c))	66	-
Foreign exchange gains (losses) from hedging activities	544	(15)
(Provision for) benefit of income taxes	(174)	7
Balance at end of period	(951)	(363)
Retained earnings
Balance at beginning of period	10,650	9,540
Net income	3,841	1,640
Common dividends	(931)	(800)
Preferred dividends	(17)	-
Other	1	(22)
Balance at end of period	13,544	10,358
Total shareholders’ equity at end of period	$19,427	$15,775

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 24

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2005	2006	2005
Cash flows from (used in) operating activities
Net income	$796	$411	$3,841	$1,640
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	109	40	239	70
Restructuring costs	-	15	50	37
Depreciation	83	92	245	227
Amortization of other intangibles	126	143	379	411
Stock option	5	8	16	16
Dilution loss (gain), net	-	-	(1,559)	-
Net investment securities gains	(113)	(67)	(218)	(166)
Net gain on securitizations	(19)	(32)	(73)	(119)
Equity in net income of associated company	(51)	-	(86)	-
Non-controlling interests	52	58	136	79
Changes in operating assets and liabilities
Future income taxes	(46)	(265)	59	(107)
Current income taxes payable	110	29	102	(239)
Interest receivable and payable	(165)	124	(200)	389
Trading securities	(3,924)	(849)	(7,958)	(5,704)
Unrealized gains and amounts receivable on derivatives contracts	3,122	764	1,343	(488)
Unrealized losses and amounts payable on derivatives contracts	(2,915)	528	(118)	1,004
Other	452	1,544	(3,083)	1,718
Net cash from (used in) operating activities	(2,378)	2,543	(6,885)	(1,232)
Cash flows from (used in) financing activities
Change in deposits	2,796	2,924	4,126	15,626
Securities sold under repurchase agreements	2,448	1,036	7,441	1,439
Securities sold short	(2,884)	2,671	(253)	4,023
Issue of subordinated notes and debentures	-	-	2,341	-
Repayment of subordinated notes and debentures	(800)	(2)	(950)	(754)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	21	3	1	7
Liability for preferred shares and capital trust securities	8	(12)	(1)	(362)
Translation adjustment on subordinated notes and debentures issued in a foreign currency	(54)	-	(51)	3
Common shares issued on exercise of options	13	22	93	94
Common shares issued as a result of dividend reinvestment plan	95	102	302	276
Common shares (acquired) sold in Wholesale Banking	-	(12)	16	13
Dividends paid on common shares	(316)	(283)	(931)	(800)
Issuance of preferred shares	-	-	425	-
Dividends paid on preferred shares	(6)	-	(17)	-
Net cash from financing activities	1,321	6,449	12,542	19,565
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	59	(1,250)	1,509	(2,673)
Activity in investment securities
Purchases	(27,093)	(48,609)	(92,457)	(168,496)
Proceeds from maturities	23,123	45,615	78,859	154,617
Proceeds from sales	3,388	2,236	15,603	11,058
Activity in lending activities
Origination and acquisitions	(35,834)	(26,489)	(93,506)	(60,760)
Proceeds from maturities	30,424	19,298	81,740	47,605
Proceeds from sales	1,977	1,201	2,575	2,688
Proceeds from loan securitizations	1,149	1,472	4,466	5,622
Land, buildings and equipment	(91)	(153)	(399)	(692)
Securities purchased under reverse repurchase agreements	4,490	(1,897)	(1,471)	(3,736)
TD Banknorth share repurchase program	-	-	(290)	(603)
Acquisition and disposition less cash and cash equivalents acquired	(632)	-	(1,967)	(2,184)
Net cash from (used in) investing activities	960	(8,576)	(5,338)	(17,554)
Effect of exchange rate changes on cash and cash equivalents	9	(41)	(34)	(11)
Net increase (decrease) in cash and cash equivalents	(88)	375	285	768
Cash and cash equivalents at beginning of period	2,046	1,797	1,673	1,404
Cash and cash equivalents at end of period, represented by cash and due from banks	$1,958	$2,172	$1,958	$2,172
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$2,512	$1,772	$6,813	$4,873
Amount of income taxes paid during the period	75	228	678	773

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: BASIS OF PRESENTATION

These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods of application as the Bank’s Consolidated Financial Statements for the year ended October 31, 2005. Under Canadian GAAP, additional disclosures are required in the annual financial statements and accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005 and the accompanying notes included on pages 71 to 109 of the Bank’s 2005 Annual Report. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented.

Note 2: CHANGES IN ACCOUNTING POLICIES

There were no changes in the Bank’s accounting policies during the quarter.

Note 3: ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is recorded in the Consolidated Balance Sheet and maintained at a level which is considered adequate to absorb credit-related losses on loans, customers’ liability under acceptances and other credit instruments. The change in the Bank’s allowance for credit losses for the nine months ended July 31 is shown in the table below.

Allowance for Credit Losses	For the nine months ended			For the nine months ended
	July 31, 2006			July 31, 2005
	Specific	General		Specific	General
(millions of Canadian dollars)	allowance	allowance	Total	allowance	allowance	Total
Balance at beginning of year	$153	$1,140	$1,293	$266	$917	$1,183
Acquisitions of TD Banknorth (includes Hudson) and VFC	-	87	87	27	289	316
Provision for (reversal of) credit losses	301	(62)	239	129	(59)	70
Write-offs	(419)	-	(419)	(349)	-	(349)
Recoveries	96	-	96	163	-	163
Other[1]	11	(28)	(17)	1	(4)	(3)
Allowance for credit losses at end of period	$142	$1,137	$1,279	$237	$1,143	$1,380

[1]	Includes foreign exchange rate changes.

Note 4: LOAN SECURITIZATIONS

The following tables summarize the Bank’s securitization activity for the three and nine months ended July 31. In most cases, the Bank has retained responsibility for servicing the assets securitized.

New Securitization Activity
	For the three months ended					For the three months ended
	July 31, 2006					July 31, 2005
	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
(millions of Canadian dollars)	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total
Gross proceeds	$1,576	$848	$800	$134	$3,358	$1,457	$817	$1,300	$-	$3,574
Retained interest	20	9	13	7	49	37	6	23	-	66
Cash flows received on retained interests	59	12	36	-	107	50	18	39	1	108

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 26

New Securitization Activity
	For the nine months ended					For the nine months ended
	July 31, 2006					July 31, 2005
	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
(millions of Canadian dollars)	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total
Gross proceeds	$4,657	$2,296	$3,400	$424	$10,777	$4,547	$3,456	$3,900	$299	$12,202
Retained interest	62	19	58	7	146	106	25	72	-	203
Cash flows received on retained interests	165	26	128	1	320	139	37	123	3	302

The following tables summarize the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three and nine months ended July 31.

Securitization Gains and Servicing Income
	For the three months ended					For the three months ended
	July 31, 2006					July 31, 2005
	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
(millions of Canadian dollars)	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total
Gain on sale (loss)[1]	$(5)	$9	$13	$2	$19	$5	$5	$22	$-	$32
Servicing income	26	11	29	-	66	33	19	17	-	69
Total	$21	$20	$42	$2	$85	$38	$24	$39	$-	$101

Securitization Gains and Servicing Income
	For the nine months ended					For the nine months ended
	July 31, 2006					July 31, 2005
	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
(millions of Canadian dollars)	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total
Gain on sale (loss)[1]	$(7)	$19	$56	$5	$73	$30	$16	$66	$7	$119
Servicing income	80	24	72	-	176	79	38	58	-	175
Total	$73	$43	$128	$5	$249	$109	$54	$124	$7	$294

[1]	For term loans, the gain on sale is after the impact of hedges on assets sold.

The key assumptions used to value the retained interest as at July 31 are as follows:

Key Assumptions
				2006				2005
	Residential		Credit	Commercial	Residential		Credit	Commercial
	mortgage	Personal	card	mortgage	mortgage	Personal	card	mortgage
(percentage)	loans	loans	loans	loans	loans	loans	loans	loans
Prepayment rate[1]	20.0%	6.0%	44.2%	8.5%	20.0%	5.9%	41.5%	2.5%
Excess spread[2]	.6	1.1	12.6	.8	.7	1.1	13.2	-
Discount rate	5.6	4.1	5.5	5.7	5.2	3.2	3.9	9.8
Expected credit losses[3]	-	-	2.4	.1	-	-	2.7	.1

[1]	Represents monthly payment rate for personal and credit card loans.
[2]	The excess spread for credit card loans reflects the net portfolio yield, which is interest earned and other revenues less funding costs and losses.
[3]	There are no expected credit losses for residential mortgage loans as these mortgages are government guaranteed.

During the three months ended July 31, 2006, maturities of previously securitized loans and receivables totaled $2,209 million (three months ended July 31, 2005 - $2,102 million). Proceeds from new securitizations amounted to $1,149 million for the three months ended July 31, 2006 (three months ended July 31, 2005 - $1,472 million). During the nine months ended July 31, 2006, maturities of previously securitized loans and receivables totaled $6,311 million (nine months ended July 31, 2005 - $6,580 million). Proceeds from new securitizations were $4,466 million for the nine months ended July 31, 2006 (nine months ended July 31, 2005 - $5,622 million).

Note 5: VARIABLE INTEREST ENTITIES

There were no significant changes in the Bank’s position in non-consolidated variable interest entities during the quarter.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 27

Note 6: SUBORDINATED NOTES AND DEBENTURES

During the three months ended January 31 2006, the Bank issued two medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The first is an $800 million issue which will pay 4.97% until October 30, 2015 and then reset every 5 years thereafter to the 5-year Government of Canada yield plus 1.77% until maturity on October 30, 2104. The notes are redeemable at the Bank’s option at par on October 30, 2015 and qualify as Tier 2A regulatory capital. The second is a $1 billion issue which will pay 4.317% until January 18, 2011 and the bankers' acceptance rate plus 1.00% thereafter until maturity on January 18, 2016. The notes are redeemable at the Bank’s option at par on January 18, 2011 and qualify as Tier 2B regulatory capital.
During the three months ended January 31 2006, the Bank also redeemed all of the outstanding $150 million 8.40% subordinated debentures, due December 1, 2010, which qualified as Tier 2B regulatory capital.
During the three months ended April 30 2006, the Bank issued $500 million of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The notes will pay 4.87% until October 28, 2011 and the banker’s acceptance rate plus 1.00% thereafter until maturity on October 28, 2016. The notes are redeemable at the Bank’s option at par on October 28, 2011 and qualify as Tier 2B regulatory capital.
During the three months ended July 31 2006, the Bank redeemed all of its outstanding $800 million 6.00% subordinated debentures due July 26, 2011 at a redemption price of 100 percent of the principal amount.

Note 7: LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES

The Bank’s liabilities for preferred shares and capital trust securities are:

Liabilities
(millions of Canadian dollars)	July 31, 2006	Oct. 31, 2005
Preferred Shares
Preferred shares issued by the Bank (thousands of shares):
Class A - 16 Series I	$-	$-
Class A - 14,000 Series M	350	350
Class A - 8,000 Series N	200	200
	550	550
Preferred shares issued by TD Mortgage
Investment Corporation (thousands of shares):
350 non-cumulative preferred shares, Series A	344	345
Total Preferred shares	894	895

Capital Trust Securities (thousands of units)[1]
Trust units issued by TD Capital Trust (900)	900	900
Total Preferred Shares and Capital Trust Securities	$1,794	$1,795

1  Included in deposit liabilities on the Interim Consolidated Balance Sheet is $350 million due to TD Capital Trust II.

During the three months ended July 31, 2006, the Bank redeemed all of its 16,065 outstanding Class A First Preferred Shares, Series I at the par price of $6.25 per share.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 28

Note 8: SHARE CAPITAL

Shares Issued and Outstanding
	For the nine months ended		For the nine months ended
	July 31, 2006		July 31, 2005
(millions of shares and millions of Canadian dollars)	Number of shares	Amount	Number of shares	Amount
Common:
Balance at beginning of period	711.8	$5,872	655.9	$3,373
Issued on exercise of options	2.6	93	3.2	94
Issued as a result of dividend reinvestment plan	5.0	302	5.4	276
Impact of shares sold in Wholesale Banking	.3	16.2		13
Issued on the acquisition of VFC	1.1	70	-	-
Issued on the acquisition of TD Banknorth	-	-	44.3	1,988
Balance at end of period - Common	720.8	$6,353	709.0	$5,744
Balance at October 31, 2005 - Common	711.8	$5,872
Preferred (Class A - Series O):
Balance at end of period - Preferred	17.0	$425	-	$-
Balance at October 31, 2005 - Preferred	-	$-

Preferred Shares Issued
On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O shares for gross cash consideration of $425 million, which have been classified as equity on the Consolidated Statement of Changes in Shareholders’ Equity and qualify as Tier 1 capital. On or after November 1, 2010, the Bank may redeem all, or from time to time, part of the outstanding Series O shares by payment in cash of $26.00 per share if redeemed prior to October 30, 2011; $25.75 if redeemed on or after October 30, 2011 and prior to October 30, 2012; $25.50 if redeemed on or after October 30, 2012 and prior to October 30, 2013; $25.25 if redeemed on or after October 30, 2013 and prior to October 30, 2014; and $25.00 if redeemed thereafter, together with the unpaid dividends to the date of redemption.

Note 9: STOCK BASED COMPENSATION

The following table summarizes the compensation expense recognized by the Bank for stock option awards for the three and nine months ended July 31.

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2005	2006	2005
TD Bank	$5	$8	$16	$16
TD Banknorth	2	-	6	-

During the three months ended July 31, 2006 and 2005, no options were granted by the Bank. During the three months ended July 31, 2006, .03 million (three months ended July 31, 2005 - .03 million) options were granted by TD Banknorth with a weighted average fair value of $5.61 per option (three months ended July 31, 2005 - $5.68 per option).
    During the nine months ended July 31, 2006, 1.9 million (nine months ended July 31, 2005 - 2.2 million) options were granted by the Bank with a weighted average fair value of $11.27 per option (nine months ended July 31, 2005 - $10.63 per option). During the nine months ended July 31, 2006, 2.3 million (nine months ended July 31, 2005 - 2.2 million) options were granted by TD Banknorth with a weighted average fair value of $5.77 per option (nine months ended July 31, 2005 - $6.68 per option).
The fair value of options granted by the Bank was estimated at the date of grant using the Black-Scholes valuation model using the following assumptions:

	For the nine months ended
	July 31	July 31
	2006	2005
Risk-free interest rate	3.91%	3.70%
Expected option life	5.1 years	5.3 years
Expected volatility	21.9%	25.7%
Expected dividend yield	2.88%	2.84%

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 29

Note 10: EMPLOYEE FUTURE BENEFITS

The Bank’s pension plans and principal non-pension post-retirement benefit plans expenses are as follows:

Principal Pension Plan Expense
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2005	2006	2005
Elements of pension plan expense before adjustments to recognize the long term nature of the cost:
Service cost - benefits earned	$18	$11	$54	$34
Interest cost on projected benefit obligation	27	25	79	76
Actual return on plan assets	21	(36)	(108)	(155)
Actuarial gains	-	(9)	-	(9)
Plan amendments	-	(3)	7	54
Adjustments to recognize the long term nature of plan cost
Difference between costs arising in the period and costs recognized
In the period in respect of:
Return on plan assets[1]	(53)	9	12	72
Actuarial losses[2]	6	11	16	16
Plan amendments[3]	2	4	(1)	(50)
Total	$21	$12	$59	$38

[1]
For the three months ended July 31, 2006, includes expected return on plan assets of $32 million (three months ended July 31, 2005 - $27 million) less actual return on plan assets of $(21) million (three months ended July 31, 2005 - $36 million). For the nine months ended July 31, 2006, includes expected return on plan assets of $96 million (nine months ended July 31, 2005 - $83 million) less actual return on plan assets of $108 million (nine months ended July 31, 2005 - $155 million).

[2]
For the three months ended July 31, 2006, includes loss recognized of $6 million (three months ended July 31, 2005 - $2 million) less actuarial losses on projected benefit obligation of nil(three months ended July 31, 2005 - $(9) million). For the nine months ended July 31, 2006, includes loss recognized of $16 million (nine months ended July 31, 2005 - $7 million) less actuarial losses on projected benefit obligation of nil (nine months ended July 31, 2005 - $(9) million).

[3]
For the three months ended July 31, 2006, includes amortization of costs for plan amendments of $2 million (three months ended July 31, 2005 - $1 million) less actual cost amendments of nil (three months ended July 31, 2005 - $(3) million). For the nine months ended July 31, 2006, includes amortization of costs for plan amendments of $6 million (nine months ended July 31, 2005 - $4 million) less actual cost amendments of $7 million (nine months ended July 31, 2005 - $54 million).

Other Pension Plans’ Expense
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2005	2006	2005
CT defined benefit pension plan	$2	$1	$4	$4
TD Banknorth defined benefit pension plans	2	2	6	2
Supplemental employee retirement plans	9	9	25	22
Total	$13	$12	$35	$28

Principal Non-Pension Post-Retirement Benefit Plans Expense
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2005	2006	2005
Service cost - benefits earned	$3	$3	$9	$8
Interest cost on projected benefit obligation	5	5	15	15
Plan amendments	-	-	(65)	-
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial losses	2	-	6	-
Plan amendments	(1)	-	61	-
Total	$9	$8	$26	$23

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 30

Cash Flows
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Pension Plan Contributions
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2005	2006	2005
Principal pension plan	$16	$16	$46	$43
CT defined benefit pension plan	1	30	2	31
TD Banknorth defined benefit pension plans	-	-	33	-
Supplemental employee retirement plans	2	2	6	6
Non-pension post-retirement benefit plans	2	1	6	5
Total	$21	$49	$93	$85

As at July 31, 2006, the Bank expects to contribute an additional $14 million to its principal pension plan, $1 million to its CT defined benefit pension plan, $.4 million to its TD Banknorth defined benefit pension plans, $2 million to its supplemental employee retirement plans and $2 million to its non-pension post-retirement benefit plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 11: EARNINGS PER SHARE

The Bank’s basic and diluted earnings per share at July 31 are as follows:

Basic and Diluted Earnings per Share
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2005	2006	2005
Basic Earnings per Share
Net income available to common shares ($ millions)	$790	$411	$3,824	$1,640
Average number of common shares outstanding (millions)	719.1	707.6	715.8	684.9
Basic earnings per share ($)	$1.10	$.58	$5.34	$2.39

Diluted Earnings per Share
Net income available to common shares ($ millions)	$790	$411	$3,824	$1,640
Average number of common shares outstanding (millions)	719.1	707.6	715.8	684.9
Stock options potentially exercisable as determined under the treasury stock method[1]	5.6	5.8	6.3	5.5
Average number of common shares outstanding - diluted (millions)	724.7	713.4	722.1	690.4

Diluted earnings per share ($)	$1.09	$.58	$5.30	$2.38

[1]
For the nine months ended July 31, 2006, the computation of diluted earnings per common share excluded weighted average options outstanding of 953 thousand (nine months ended July 31, 2005 - 363 thousand) with a weighted exercise price of $60.02 (nine months ended July 31, 2005 - $49.40) as the options’ price was greater than the average market price of the Bank’s common shares.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 31

Note 12: SEGMENTED INFORMATION

The Bank’s operations and activities are organized around the following businesses: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results for these segments for the three and nine months ended July 31 are presented in the following tables:

Results by Business Segment
	Canadian Personal		U.S. Personal and
	and Commercial		Commercial				Wealth
(millions of Canadian dollars)	Banking		Banking		Wholesale Banking[1]		Management		Corporate[1]		Total
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
For the three months ended	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income	$1,260	$1,094	$342	$308	$127	$164	$68	$167	$(174)	$(170)	$1,623	$1,563
Other income	669	600	142	141	456	279	424	508	(26)	7	1,665	1,535
Total revenue	1,929	1,694	484	449	583	443	492	675	(200)	(163)	3,288	3,098
Provision for (reversal of) credit losses	104	90	10	4	15	13	-	-	(20)	(67)	109	40
Non-interest expenses	1,039	956	284	250	303	296	344	531	177	544	2,147	2,577
Income (loss) before provision for (benefit of) income taxes	786	648	190	195	265	134	148	144	(357)	(640)	1,032	481
Provision for (benefit of) income taxes	262	214	65	67	86	44	51	45	(229)	(358)	235	12
Non-controlling interests	-	-	57	58	-	-	-	-	(5)	-	52	58
Equity in net income of associated company, net of tax	-	-	-	-	-	-	55	-	(4)	-	51	-
Net income (loss)	$524	$434	$68	$70	$179	$90	$152	$99	$(127)	$(282)	$796	$411
Total assets (billions of
Canadian dollars)
- balance sheet	$140.7	$127.3	$43.8	$37.4	$160.1	$161.1	$12.4	$26.6	$28.8	$16.0	$385.8	$368.4
- securitized	37.3	34.6	-	-	-	-	-	-	(12.1)	(11.3)	25.2	23.3

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 32

	Canadian Personal		U.S. Personal and
	and Commercial		Commercial				Wealth
(millions of Canadian dollars)	Banking		Banking		Wholesale Banking[1]		Management		Corporate[1]		Total
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
For the nine months ended	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income	$3,584	$3,213	$953	$407	$341	$743	$308	$468	$(529)	$(464)	$4,657	$4,367
Other income	1,920	1,761	349	180	1,437	874	1,448	1,556	1,558	76	6,712	4,447
Total revenue	5,504	4,974	1,302	587	1,778	1,617	1,756	2,024	1,029	(388)	11,369	8,814

Provision for (reversal of) credit losses	281	276	25	(3)	55	39	-	-	(122)	(242)	239	70
Non-interest expenses	3,018	2,805	793	333	1,019	993	1,218	1,569	492	879	6,540	6,579

Income (loss) before provision for (benefit of) income taxes	2,205	1,893	484	257	704	585	538	455	659	(1,025)	4,590	2,165

Provision for (benefit of) income taxes	740	634	167	89	221	204	190	159	(619)	(640)	699	446
Non-controlling interests	-	-	144	79	-	-	-	-	(8)	-	136	79
Equity in net income of associated company, net of tax	-	-	-	-	-	-	94	-	(8)	-	86	-
Net income (loss)	$1,465	$1,259	$173	$89	$483	$381	$442	$296	$1,278	$(385)	$3,841	$1,640

[1]	The taxable equivalent basis adjustment is reflected primarily in the Wholesale Banking segment’s results and eliminated in the Corporate segment.

Note 13: ACQUISITIONS AND DISPOSITIONS

(a) VFC Inc.
On April 19, 2006, the Bank had acquired 90.2% of the issued and outstanding common shares of VFC Inc. (“VFC”) for approximately $294 million, paid in cash and common shares of the Bank in the amounts of $224 million and $70 million, respectively. On May 15, 2006, the Bank acquired the remaining 9.8% of the shares of VFC, a leading provider of automotive purchase financing and consumer instalment loans, for approximately $32 million in cash and Bank shares, resulting in a total purchase consideration of $328 million, including acquisition costs of $2 million. The acquisition was accounted for by the purchase method. VFC’s results are reported in the Canadian Personal and Commercial Banking segment.
The acquisition of VFC by the Bank contributed $36 million of cash and cash equivalents, $435 million of loans, $245 million of goodwill and intangibles, $6 million of other assets, $325 million of secured debt and $18 million of other liabilities to the Bank’s interim consolidated balance sheet. The excess of the total purchase consideration paid over the fair value of the identifiable net assets acquired has been allocated entirely to goodwill. The Bank is in the process of valuing certain intangible assets and, therefore, the allocation of the purchase price is subject to finalization. Goodwill arising from the acquisition is not amortized but assessed for impairment on at least an annual basis.

(b) TD Banknorth
Hudson United Bancorp
On January 31, 2006, TD Banknorth completed the acquisition of Hudson United Bancorp (“Hudson”) for total consideration of $2.2 billion (U.S.$1.9 billion), consisting of cash consideration of $1,073 million (U.S.$941.8 million) and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank. TD Banknorth consolidates the financial results of Hudson. The transaction resulted in a dilution loss for the Bank of $72 million, which was recognized in the first quarter of 2006. The acquisition of Hudson by TD Banknorth contributed $6.0 billion of personal/business loans and mortgages, $3.2 billion of securities, $1.9 billion of goodwill and intangibles, $.8 billion of other assets, $8.4 billion of deposits and $3.5 billion of other liabilities to the Bank’s interim consolidated balance sheet. The allocation of the purchase price is subject to finalization.

Increase in ownership in TD Banknorth
During the nine months ended July 31, 2006, TD Banknorth repurchased 8.5 million of its own shares for $290 million (U.S.$255 million) and the Bank acquired .8 million additional shares of TD Banknorth for $27 million (U.S.$23 million) in the course of open-market purchases. In addition to the TD Banknorth shares acquired by the Bank in relation to the Hudson transaction, the Bank began reinvesting in TD Banknorth’s dividend reinvestment program in November 2005 and, as of July 31, 2006, had acquired a total of approximately 2.5 million shares of TD Banknorth pursuant to the program. As of July 31, 2006, the Bank’s ownership interest in TD Banknorth was 56.5%, an increase from 55.5% as at October 31, 2005.

Interchange Financial Services Corporation
On April 13, 2006, TD Banknorth announced an agreement to acquire Interchange Financial Services Corporation ("Interchange"), for US$480.6 million cash consideration. The deal is expected to close in TD Banknorth’s first calendar quarter of 2007 and is subject to regulatory approvals and Interchange shareholders’ approval.
The cash for the transaction will be financed primarily through TD Banknorth's sale of approximately 13 million of its common shares to the Bank at a price of US$31.17 per share, for a total of approximately US$405 million. As at July 31, 2006, the impact of this transaction is expected to bring the Bank’s percentage ownership of TD Banknorth to 58.9%.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 33

(c) TD Waterhouse U.S.A. and Ameritrade
On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A., at a fair market value of $2.69 billion to Ameritrade Holding Corporation in exchange for a 32.5% ownership in the combined legal entity operating under the name “TD Ameritrade”. The transaction resulted in a net dilution gain on sale of U.S.$1.45 billion ($1.67 billion) after-tax during the three months ended January 31, 2006 ($1.64 billion pre-tax). There was a reduction to the TD Ameritrade dilution gain of $5 million due to final adjustments to the purchase and sale price during the three months ended April 30, 2006.
On acquisition, the Bank’s investment in TD Ameritrade less the Bank’s share of TD Ameritrade’s net book value was approximately $3.7 billion and consists primarily of intangibles (approximately $930 million) and goodwill.
The Bank reports its investment in TD Ameritrade using the equity method of accounting. The fiscal periods of the Bank and TD Ameritrade are not coterminus. The Bank’s equity share of TD Ameritrade’s results for TD Ameritrade’s calendar quarter end date has been reported in the Bank’s results for the fiscal quarter. The Bank translated its investment in TD Ameritrade at June 30, 2006 using the exchange rate on that date. In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade’s Canadian brokerage operations for $77 million (U.S.$67 million) cash consideration, which consisted primarily of intangibles and goodwill.
On February 22, 2006, the Bank announced that it had committed to purchase at least 15 million shares of TD Ameritrade by August 22, 2006 pursuant to one or more stock trading plans in accordance with Rule 10b5-1 under the U.S. Securities Exchange Act and that all purchases would be made in the open market, including through block trades, in compliance with Rule 10b-18 under the U.S. Securities Exchange Act. Under these plans, the Bank acquired 44.4 million additional shares of TD Ameritrade for $933 million (U.S.$831 million), which resulted in the Bank’s ownership interest in TD Ameritrade increasing from 32.5% to 39.5% as at July 31, 2006.

Note 14: RESTRUCTURING COSTS

For the three months ended January 31, 2006, the Bank recorded an additional $50 million of restructuring costs, consisting primarily of severance costs in relation to the restructuring of the global structured products businesses within Wholesale Banking.
As at July 31, 2006, the remaining balance of the liability was $29 million ($25 million at October 31, 2005).

Note 15: CONTINGENCIES

The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. In 2005, the Bank agreed to settle the bankruptcy court claims in this matter for approximately $145 million (U.S.$130 million). Payment of this settlement was made during the three months ended July 31, 2006. As at July 31, 2006, the total contingent litigation reserve for Enron-related claims was approximately $467 million (U.S.$413 million). It is possible that additional reserves above current level could be required. Additional reserves, if required, cannot be reasonably determined for many reasons, including that other settlements are not generally appropriate for comparison purposes, the lack of consistency in other settlements and the difficulty in predicting the future actions of other parties to the litigation.
The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 34

Note 16: RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank, including the accounting requirements of the Superintendent of Financial Institutions Canada, conform with Canadian generally accepted accounting principles (Canadian GAAP).
Significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described in the Bank’s 2005 Annual Report with their impact detailed below.

Net Income
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2006[1]	2005	2006[2]	2005
Net income based on Canadian GAAP	$796	$411	$3,841	$1,640
Employee future benefits	(2)	(1)	-	(2)
Securitizations	-	(1)	-	(4)
Available for sale securities	4	3	12	6
Derivative instruments and hedging activities	(25)	(97)	(9)	(264)
Guarantees	(9)	(6)	(21)	(15)
Liabilities and equity	28	37	96	100
Amortization of intangible assets	(15)	(15)	(45)	(20)
Other	5	-	(16)	-
Income taxes and net change in income taxes due to the above items	12	25	(1)	133
Non-controlling interest	(7)	(7)	(21)	(47)
Net income based on U.S. GAAP	787	349	3,836	1,527
Preferred dividends	12	15	47	33
Net income applicable to common shares based on U.S. GAAP	$775	$334	$3,789	$1,494
Average number of common shares outstanding (millions)
Basic - U.S. GAAP/Canadian GAAP	719.1	707.6	715.8	684.9
Diluted - U.S. GAAP/Canadian GAAP	724.7	713.4	722.1	690.4
Basic earnings per share - U.S. GAAP	$1.08	$.47	$5.29	$2.18
- Canadian GAAP	1.10	.58	5.34	2.39
Diluted earnings per share - U.S. GAAP	$1.07	$.47	$5.25	$2.16
- Canadian GAAP	1.09	.58	5.30	2.38

1 For the three months ended July 31, 2006, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $27 million decrease in net interest income, $39 million increase in other income and $21 million increase in non-interest expenses.

2 For the nine months ended July 31, 2006, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $121 million increase in net interest income, $38 million decrease in other income and $88 million increase to non-interest expenses.

Consolidated Interim Statement of Comprehensive Income
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2006	2005	2006	2005
Net income based on U.S. GAAP	$787	$349	$3,836	$1,527
Other comprehensive income (loss), net of income taxes
Net change in unrealized gains and losses on available for sale securities	21	128	(124)	209
Reclassification to earnings in respect of available for sale securities	-	-	-	5
Change in unrealized foreign currency translation gains and losses	(444)	(65)	(255)	(98)
Change in gains and losses on derivative instruments designated as cash flow hedges	107	49	298	(94)
Reclassification to earnings of gains and losses on cash flow hedges	(42)	(16)	(21)	(6)
Minimum pension liability adjustment	-	-	3	(3)
Comprehensive income	$429	$445	$3,737	$1,540

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 35

Condensed Consolidated Interim Balance Sheet
			As at			As at			As at
			July 31			Oct. 31			July 31
(millions of Canadian dollars)			2006			2005			2005
	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.
	GAAP	ments	GAAP	GAAP	Ments	GAAP	GAAP	ments	GAAP
Assets
Cash resources and other	$12,194	$-	$12,194	$13,418	$-	$13,418	$12,479	$-	$12,479
Securities
Investment	43,542	4,634	48,176	42,321	3,898	46,219	40,709	4,043	44,752
Trading	73,733	-	73,733	65,775	-	65,775	72,597	-	72,597
Securities purchased under reverse repurchase agreements	27,854	-	27,854	26,375	-	26,375	25,624	-	25,624
Loans (net)	158,746	-	158,746	152,243	-	152,243	153,280	-	153,280
Investment in TD Ameritrade	4,284	-	4,284	-	-	-	-	-	-
Trading derivatives’ market revaluation	32,308	789	33,097	33,651	674	34,325	34,185	2,103	36,288
Goodwill	7,411	1,535	8,946	6,518	1,604	8,122	6,785	1,696	8,481
Other intangibles	2,007	314	2,321	2,124	338	2,462	2,286	405	2,691
Other assets	23,766	30	23,796	22,785	22	22,807	20,478	36	20,514
Total assets	$385,845	$7,302	$393,147	$365,210	$6,536	$371,746	$368,423	$8,283	$376,706
Liabilities
Deposits	$255,787	$38	$255,825	$246,981	$21	$247,002	$251,438	$(4)	$251,434
Trading derivatives’ market revaluation	33,380	537	33,917	33,498	598	34,096	34,877	668	35,545
Other liabilities	66,113	4,809	70,922	60,224	4,037	64,261	56,819	5,134	61,953
Subordinated notes and debentures	6,915	-	6,915	5,138	-	5,138	5,570	-	5,570
Liabilities for preferred shares and capital trust securities	1,794	(1,794)	-	1,795	(1,795)	-	2,198	(2,198)	-
Total liabilities	363,989	3,590	367,579	347,636	2,861	350,497	350,902	3,600	354,502
Non-controlling interest in subsidiaries	2,429	3,066	5,495	1,708	3,149	4,857	1,746	3,285	5,031
Shareholders’ equity
Preferred shares	425	544	969	-	545	545	-	948	948
Common shares	6,353	39	6,392	5,872	39	5,911	5,744	39	5,783
Contributed surplus	56	-	56	40	-	40	36	-	36
Foreign currency translation adjustments	(951)	951	-	(696)	696	-	(363)	363	-
Retained earnings	13,544	(281)	13,263	10,650	(246)	10,404	10,358	(254)	10,104
Accumulated other comprehensive income
Net unrealized gains on available for sale securities	-	156	156	-	280	280	-	512	512
Foreign currency translation adjustments	-	(951)	(951)	-	(696)	(696)	-	(363)	(363)
Derivative instruments	-	223	223	-	(54)	(54)	-	161	161
Minimum pension liability adjustment	-	(35)	(35)	-	(38)	(38)	-	(8)	(8)

Total shareholders’ equity	19,427	646	20,073	15,866	526	16,392	15,775	1,398	17,173
Total liabilities and shareholders’ equity	$385,845	$7,302	$393,147	$365,210	$6,536	$371,746	$368,423	$8,283	$376,706

TD BANK FINANCIAL GROUP • THIRD QUARTER 2006 REPORT TO SHAREHOLDERS	Page 36

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
For shareholder inquiries relating to: missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program, please contact our transfer agent: CIBC Mellon Trust Company, at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, or 1-800-387-0825 or 416-643-5500 or (www.cibcmellon.com or inquiries@cibcmellon.com).

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email: tdshinfo@td.com.

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Contact Corporate & Public Affairs at (416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

On-line Investor Presentation: Full financial statements and a presentation to investors and analysts (available on August 24) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from August 24, 2006 to September 25, 2006. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21198244 (pound key).

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group’s quarterly earnings conference call with investors and analysts is scheduled on August 24, 2006 at 3:00 p.m. ET. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD’s website and will be available for replay for a period of at least one month.

Annual Meeting
Thursday, March 29, 2007
Fairmont The Queen Elizabeth Hotel
Montreal, Quebec

THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES,
AND LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES
FOR THE TWELVE MONTHS ENDED JULY 31, 20061

The Bank’s interest requirements on all subordinated notes and debentures, and liabilities for preferred shares and capital trust securities after adjustment for new issues and retirement, amounted to $691 million for the 12 months ended July 31, 2006. The Bank reported net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes of $6,046 million for the 12 months ended July 31, 2006, which was 8.8 times the Bank’s interest requirements. On an adjusted earnings basis, the Bank’s net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $5,027 million, which was 7.3 times its interest requirements.

[1]
The Bank’s financial results are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes “adjusted” earnings to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted earnings, the Bank removes “items of note”, net of tax, from reported earnings. The items of note relate to items which management does not believe are indicative of underlying business performance. Commencing from the first quarter of 2006, the items of note include the Bank’s amortization of intangible assets which primarily relates to the TD Banknorth acquisition in March 2005 and the Canada Trust acquisition in fiscal 2000. Previously, the Bank described adjusted earnings as earnings before the amortization of intangibles and items of note. The Bank believes that adjusted earnings provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted earnings are different from reported results determined in accordance with GAAP. Adjusted earnings and related terms are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. Please see page 5 of the Bank’s Third Quarter 2006 Report to Shareholders for a reconciliation between the Bank’s adjusted earnings and its reported results.